                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-95181



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS SUPPLEMENT
APRIL 19, 2000
(TO PROSPECTUS DATED APRIL 19, 2000)

                           KING PHARMACEUTICALS, INC.
                        4,000,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

THE COMPANY:

- We are a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products.

- King Pharmaceuticals, Inc.
  501 Fifth Street
  Bristol, Tennessee 37620
  (423) 989-8000

- NASDAQ National Market Symbol: KING

THE OFFERING:

- We are selling 4,000,000 shares of common stock to the underwriter at a price of $41.38 per share.

- The underwriter has an option to purchase up to an additional 600,000 shares from us to cover over-allotments.

- The underwriter has purchased all of the 4,000,000 shares for $165,520,000 and proposes to re-offer them from time to time for sale in one or more transactions in the over-the-counter market through negotiated transactions or otherwise, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices.

- There is an existing trading market for these shares. The reported last sale price on April 18, 2000 was $41 5/8 per share.

- We plan to use the proceeds from this offering to repay debt under our senior credit facility.

- Closing: April 25, 2000.

    THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-8.
--------------------------------------------------------------------------------

     Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT          PAGE
WHERE YOU CAN FIND MORE
  INFORMATION........................   S-2
A WARNING ABOUT FORWARD-LOOKING
  STATEMENTS.........................   S-3
SUMMARY..............................   S-5
RISK FACTORS.........................   S-8
USE OF PROCEEDS......................  S-21
PRICE RANGE OF COMMON STOCK AND
  DIVIDEND POLICY....................  S-21
CAPITALIZATION.......................  S-22
UNAUDITED PRO FORMA SUPPLEMENTARY
  CONSOLIDATED FINANCIAL
  STATEMENTS.........................  S-23
DESCRIPTION OF CAPITAL STOCK.........  S-28
UNDERWRITING.........................  S-33
NOTICE TO CANADIAN RESIDENTS.........  S-35
LEGAL MATTERS........................  S-36
EXPERTS..............................  S-36
INDEX TO FINANCIAL STATEMENTS........   F-1
             PROSPECTUS                PAGE
ABOUT THIS PROSPECTUS................     1
WHERE YOU CAN FIND MORE
  INFORMATION........................     1
A WARNING ABOUT FORWARD-LOOKING
  STATEMENTS.........................     2
KING PHARMACEUTICALS, INC............     2
RATIOS OF EARNINGS TO FIXED
  CHARGES............................     3
USE OF PROCEEDS......................     3
LEGAL OWNERSHIP......................     4
DESCRIPTION OF DEBT SECURITIES WE MAY
  OFFER..............................     6
REGARDING THE TRUSTEE................    15
DESCRIPTION OF DEBT WARRANTS WE MAY
  OFFER..............................    15
DESCRIPTION OF PREFERRED STOCK WE MAY
  OFFER..............................    18
PLAN OF DISTRIBUTION.................    19
VALIDITY.............................    20
INDEPENDENT ACCOUNTANTS..............    20

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the document listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities

Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus supplement and the accompanying prospectus:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning:

        King Pharmaceuticals, Inc.
        501 Fifth Street
        Bristol, Tennessee 37620
        Attention: Kyle P. Macione, Executive Vice President, Investor Relations
        Telephone: 423.989.8077

     You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus supplement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

     These forward-looking statements are identified by their use of terms and phrases, such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and other sections of this prospectus supplement.

     Forward-looking statements include, but are not limited to:

     - anticipated developments and expansions of our business;

     - increases in sales of recently acquired products or royalty payments;

     - development of product line extensions;

     - future findings and determinations of the FDA;

     - significant debt service and leverage requirements;

     - the products which we expect to offer;

     - the intent to market and distribute certain of our products internationally;

     - the intent to manufacture in our own facilities some of our products currently manufactured for us by third parties;

     - the intent, belief or current expectations, primarily with respect to our future operating performance;

     - expectations regarding sales growth, gross margins, manufacturing productivity, capital expenditures and effective tax rates; and

     - expectations regarding our financial condition and liquidity as well as future cash flows and earnings.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by our forward-looking statements. These other factors include, but are not limited to, the following:

     - changes in general economic and business conditions;

     - dependence on continued acquisition of products or companies;

     - management of growth of business and integration of acquisitions;

     - changes in current pricing levels;

     - development of new competitive products;

     - changes in economic conditions and federal and state regulations;

     - competition for acquisition of products or companies;

     - manufacturing capacity constraints; and

     - the availability, terms and deployment of capital.

     We do not undertake to update our forward-looking statements to reflect future events or circumstances.

                                    SUMMARY

     This summary highlights some information from this prospectus supplement and the accompanying prospectus. Because this is a summary, it does not contain all the information that may be important to you. To understand this offering fully, you should read the entire prospectus supplement and accompanying prospectus carefully, including the Risk Factors section beginning on page S-8, the financial statements beginning on page F-1 and the documents incorporated by reference herein. You should also keep in mind the following points as you read this prospectus supplement:

     - Unless the context otherwise indicates, references in this prospectus supplement and accompanying prospectus to "we," "us," "our" and "King" refer to King Pharmaceuticals, Inc. and its subsidiaries.

     - Unless we tell you otherwise, the information in this prospectus supplement assumes that the underwriter will not exercise its over-allotment option to purchase additional shares of our common stock.

     - Unless the context otherwise indicates, references in this prospectus supplement and the accompanying prospectus to the "senior credit facility" include the revolving credit facility and the term loans, including tranche A and tranche B.

                                      WHO WE ARE

     King is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products. Through a national sales force of almost 300 representatives and co-promotion arrangements, we market our branded pharmaceutical products to general/family practitioners, internal medicine physicians, cardiologists and hospitals across the country.

     Our primary business strategy is to acquire established branded pharmaceutical products and to increase their sales through focused marketing and promotion, life cycle management as well as by securing new indications, developing product line extensions and devising new formulations or dosages. In pursuing product acquisitions, we seek to capitalize on opportunities in the pharmaceutical industry created by cost containment initiatives and consolidation among large, global pharmaceutical companies. We also seek attractive company acquisitions that add products or product pipelines, technologies or sales and marketing capabilities to our key therapeutic areas. These activities are attractive for us because they may expand the market for our branded pharmaceutical products, provide market exclusivity or sales levels that do not attract significant competition. In addition to branded pharmaceuticals, we also provide contract manufacturing for a number of the world's leading pharmaceutical and biotechnology companies, including Amgen, Inc., Warner-Lambert Company, Centocor, Inc., Mallinckrodt Chemical Inc., Genetics Institute, Inc. and Hoffmann-La Roche Inc.

                              RECENT DEVELOPMENTS

     On March 10, 2000, the United States Food and Drug Administration, which we refer to in this prospectus as the "FDA," notified us that the methods, facilities and controls used by our Parkedale facility in the manufacture, processing and packaging of Fluogen(R), our influenza virus vaccine, were not in compliance with current Good Manufacturing Practices, which we refer to in this prospectus as "cGMP," requirements. The FDA therefore informed Parkedale that it must suspend production and distribution of Fluogen(R) until the Parkedale facility meets the applicable cGMP standards for the manufacture and distribution of Fluogen(R). The FDA has received our initial response to its March 10 notification and following discussions with the FDA, we have filed with the FDA our written certification of conformance that we are now sufficiently in compliance with cGMP manufacturing standards to resume the manufacture of Fluogen(R) and we have now resumed the manufacture of Fluogen(R). The distribution of Fluogen(R) remains suspended pursuant to the FDA's order. We cannot resume the distribution of Fluogen(R) until the FDA conducts an on-site inspection of our Parkedale facility and finds the facility in substantial compliance with cGMPs. We are working to meet all of the FDA's requirements to resume distribution of Fluogen(R), which can occur upon the FDA's verification that Parkedale has satisfactorily completed all required corrective measures and is in substantial compliance with cGMP standards. Fluogen(R)'s gross sales totaled $32.0 million, while net sales equaled $28.7 million, for the year ended December 31, 1999. Gross profit for Fluogen(R) equaled $6.9 million for the same period. We generally recognize revenue from Fluogen(R) during the third and fourth quarters of each calendar year. While we are pursuing all actions reasonably necessary to assure Fluogen(R)'s availability during the upcoming flu season commencing in September 2000, we cannot assure you that we will be able to satisfy the FDA's concerns respecting the cGMP standards applicable to Fluogen(R). Consequently, we cannot assure you that we will be able to market or distribute any amount of the vaccine, if at all, in the future.

     On February 25, 2000, we acquired Medco in an all-stock transaction, accounted for as a pooling-of-interests, valued at approximately $366 million. Medco, now one of our wholly-owned subsidiaries, is engaged in the development and global commercialization of cardiovascular medicines and adenosine-receptor technologies. Medco's products and the related intellectual property rights are typically obtained under license from academic or corporate sources who have received U.S. patents. Medco then sponsors and directs any additional preclinical studies and clinical testing needed for product registration and marketing approval. These late-stage product development activities are outsourced to independent clinical research organizations to maximize efficiency and minimize internal overhead. Historically Medco has licensed the manufacturing and marketing rights to its products to corporate partners in exchange for licensing fees and royalty payments on future product sales. A portion of formulation development, as well as microbiology, chemistry, manufacturing and controls information, are typically provided by Medco's licensed corporate partner, and Medco then submits to the FDA, a New Drug Application, to obtain the FDA's clearance to market the drug. Medco has successfully developed two adenosine-based products, Adenocard(R) and Adenoscan(R). The New Drug Applications for Adenocard(R) and Adenoscan(R) are held by Fujisawa Healthcare, Inc. and Medco receives a royalty based on the sales of the products principally by Fujisawa and Sanofi Synthelabo. Medco also provides us with a potential pipeline of proprietary products.

                                  RISK FACTORS

     Investing in our common stock involves risks. You should carefully consider all of the information in this prospectus supplement and the accompanying prospectus. In particular, you should evaluate the specific risk factors set forth under "Risk Factors" beginning on page S-8 for a discussion of certain risks involved with an investment in the offering.

                                  OUR ADDRESS

     King Pharmaceuticals, Inc. was incorporated in the State of Tennessee in 1993. Our principal executive offices are located at 501 Fifth Street, Bristol, Tennessee 37620. Our telephone number is (423) 989-8000 and our facsimile number is (423) 274-8677.

                                  THE OFFERING

Common stock offered by us.................  4,000,000 shares
Common stock outstanding after the           59,546,468 shares(1)
  offering.................................
Use of proceeds............................  We will use the net proceeds from the sale of the shares for repayment of
                                             approximately $165.0 million of debt
                                             outstanding under the senior credit
                                             facility.
                                             For more information, see "Use of
                                             Proceeds."
The Nasdaq National Market symbol..........  KING

-------------------------

(1) Excludes 1,287,294 shares of common stock issuable upon the exercise of stock options outstanding at December 31, 1999 at a weighted average exercise price of $27.72 per share and 3,914,207 shares reserved for issuance under our stock plans.

                                  RISK FACTORS

     Before you purchase our securities, you should carefully consider the risks described below and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our financial statements and related notes. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the adverse events described in this risk factors section actually occur, our business, results of operations and financial condition could be materially adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH.

     We have a high level of debt. As of December 31, 1999, our total debt was approximately $568 million and our total debt, as a percentage of total capitalization, was approximately 79.0%. Our high level of debt could have a significant adverse future effect on our business. For example:

     - we will have limited ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy, research and development costs or other purposes;

     - a substantial portion of our cash flow will be used to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other purposes;

     - our senior credit facility covenants require us to meet certain financial objectives and impose other significant restrictions on our business operations. These covenants and the covenants contained in the indenture governing our senior subordinated notes will limit our ability to borrow additional funds or dispose of assets, pay dividends and limit our flexibility in planning for and reacting to changes in our business;

     - we may be more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

     - our high debt level and the various covenants contained in the indenture related to our senior subordinated notes and the documents governing our other existing indebtedness may place us at a relative competitive disadvantage as compared to certain of our competitors; and

     - borrowings under our senior credit facility are at floating rates of interest, which could result in higher interest expense in the event of an increase in interest rates.

     Our ability to pay principal of and interest on our senior subordinated notes, to service our other debt and to refinance indebtedness when necessary depends on our financial and operating performance, each of which is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

     We cannot assure you that we will generate sufficient cash flow from operations or that we will be able to obtain sufficient funding to satisfy all of our obligations, including the senior subordinated notes. If we are unable to meet our debt obligations, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional equity capital. However, we cannot assure you that any alternative strategies will be feasible at the time or prove adequate. Also, certain alternative strategies will require the consent of our senior secured lenders before we engage in any such strategy.

IF WE CANNOT IMPLEMENT OUR STRATEGY TO GROW OUR BUSINESS THROUGH ACQUISITIONS, OUR COMPETITIVE POSITION IN THE INDUSTRY MAY SUFFER.

     We have historically increased our sales and net income through strategic acquisitions and related internal growth initiatives intended to develop marketing opportunities with respect to acquired product lines. Our strategy is focused on increasing sales and enhancing our competitive standing through acquisitions that complement our business and enable us to promote and sell new products through existing marketing and distribution channels. Moreover, since we engage in limited proprietary research activity with respect to product development, we rely heavily on purchasing product lines from other companies.

     Other companies, many of whom have substantially greater financial, marketing and sales resources than we do, compete with us for products or companies.

     We may not be able to acquire rights to additional products on acceptable terms, if at all, or be able to obtain future financing for such acquisitions on acceptable terms, if at all. The inability to effect acquisitions of additional branded products will prevent us from introducing new products and limit the overall growth of our business. Furthermore, even if we obtain rights to a pharmaceutical product, we may not be able to generate sales sufficient to create a profit or otherwise avoid a loss. For example, our marketing strategy, distribution channels and levels of competition with respect to acquired products may be different than those of our current products, limiting our ability to compete favorably in those product categories.

IF WE CANNOT INTEGRATE THE BUSINESSES OF COMPANIES WE ACQUIRE, INCLUDING MEDCO, OUR BUSINESS MAY SUFFER.

     We anticipate that the integration of newly-acquired products, and other assets into our business will require significant management attention and expansion of our sales force. In order to effectively manage our acquisitions, we must maintain adequate operational, financial and management information systems and motivate and effectively manage an increasing number of employees. Our recent acquisitions have significantly expanded our product offerings, operations and number of employees. Our future success will also depend in part on our ability to retain or hire qualified employees to operate our expanding facilities efficiently in accordance with applicable regulatory standards. If we cannot integrate our acquisitions successfully, these changes and acquisitions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

     For example, on February 25, 2000, we merged with Medco in a tax-free pooling-of-interests transaction. We will realize the anticipated benefits of this merger only if we can integrate our cultures, operations and personnel in a timely and efficient manner. See "Recent Developments" on page S-6 for more information about our merger with Medco.

IF WE ARE NOT ABLE TO DEVELOP OR LICENSE NEW PRODUCTS, OUR BUSINESS MAY SUFFER.

     We compete with other pharmaceutical companies, including large pharmaceutical companies with financial resources and capabilities substantially greater than ours, in the development and licensing of new products. We cannot assure you that we will be able to

     - develop, license or successfully commercialize new products on a timely basis or at all, or

     - develop or license new products in a cost effective manner.

Further, other companies may license or develop products or may acquire technology for the development of products that are the same as or similar to the products we have in development or that we license. Because there is rapid technological change in the industry and because other companies have more resources than we do, other companies may

     - develop or license their products more rapidly than we can,

     - complete any applicable regulatory approval process sooner than we can,

     - market or license their products before we can market or license our products,

     - offer their newly developed or licensed products at prices lower than ours and thereby negatively impact the sales of our newly developed or licensed products. Technological developments or the FDA's approval of new therapeutic indications for existing products may make our existing products or those products we are licensing or developing obsolete or may make them more difficult to market successfully, which could have a material adverse effect on our business, financial condition, results of operation and cash flows.

IF SALES OF OUR MAJOR PRODUCTS OR ROYALTY PAYMENTS TO US DECREASE, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY EFFECTED.

     Altace(R) accounted for approximately 35.2% of net sales for the year ended December 31, 1999 and Altace(R), Lorabid(R), Fluogen(R), and the Cortisporin(R) product lines, collectively accounted for approximately 58.6% of net sales for 1999. We believe that sales of these products will continue to constitute a significant portion of our total revenues for the foreseeable future. Accordingly, any factor adversely affecting sales of any of these products or products for which we receive royalty payments could also have a material adverse effect on our business, financial condition, results of operation and cash flows.

WE CANNOT ASSURE YOU THAT SALES OF LORABID(R) WILL INCREASE IN THE FUTURE. IF SALES DO NOT INCREASE, THERE MAY BE A MATERIAL, ADVERSE EFFECT UPON OUR RESULTS OF OPERATIONS.

     Prior to our acquisition of Lorabid(R), its sales were on the decline. Increased sales of Lorabid(R) depend upon effective marketing to physicians which leads them to write prescriptions for our product. We believe that our marketing efforts have stabilized Lorabid(R) sales, but we cannot assure you that sales of Lorabid(R) will increase in the future. If Lorabid(R) sales do not increase or if they decrease, there may be a material adverse effect upon our results of operations.

THE FDA MAY NOT APPROVE SOME OR ALL OF THE NEW INDICATIONS FOR ALTACE(R) FOR WHICH WE HAVE APPLIED WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY.

     We have filed a Supplemental New Drug Application with the FDA to request approval for new and unique indications for Altace(R). Our Supplemental New Drug Application is based on the results of a clinical study called the "HOPE Study." Until new indications for Altace(R) are approved by the

FDA, however, there are restrictions on our dissemination of information about Altace(R) in connection with the HOPE study. We may not promote Altace(R) for the new indications until the FDA approves the new indications. If the FDA does not approve some or all of the new indications, we will not be able to market Altace(R) for these new indications. We can give you no assurance that the FDA will approve any or all of the new indications for Altace(R) The FDA review process also may take longer than we expect, delaying by several months any revenue recognition we would otherwise derive from these new indications. If we violate governmental regulations applicable to dissemination of the HOPE Study results or fail to secure new indications for Altace(R) there may be a material adverse effect on our business, financial condition, results of operation and cash flows. In addition, any failure or perceived failure by King regarding Altace(R) could cause the price of our common stock to decline.

IF THE FDA APPROVES OUR NEW AND UNIQUE INDICATIONS FOR ALTACE(R) BASED ON THE HOPE STUDY, SALES OF ALTACE(R) MAY BE AFFECTED BY THE PERCEPTION OF A CLASS EFFECT, AND ALTACE(R) AND OUR OTHER PRODUCTS MAY BE SUBJECT TO VARIOUS SOURCES OF COMPETITION FROM ALTERNATE THERAPIES.

     We can give you no assurance that the FDA will approve our application for new indications for Altace(R). Even if the FDA approves some or all of the new indications for Altace(R), we may be unable to meet investors' expectations regarding sales of Altace(R) due to a perceived class effect and the inability to market Altace(R)'s new uses and indications effectively.

     All prescription drugs currently marketed by pharmaceutical companies may be grouped into existing drug classes, but the criteria for inclusion vary from class to class. For some classes, specific biochemical properties may be the defining characteristic. For example, Altace(R) (ramipril) is a member of a class of products known as Angiotensin Converting Enzyme Inhibitors, which we refer to as ACE inhibitors, because ramipril is one of several chemicals that inhibits the production of enzymes that convert angiotensin, which could otherwise lead to hypertension.

     When one drug from a class is demonstrated to have a particularly beneficial or previously undemonstrated effect (e.g., the benefit of Altace(R) as shown by the HOPE Study), many marketers of other drugs in the same class (for example, other ACE inhibitors) will claim that their products offer the same benefit simply by virtue of membership in the same drug class. Consequently, other companies with ACE inhibitors that compete with Altace(R) will claim that their products are equivalent to Altace(R). By doing so, these companies will be able to claim that their products offer the same efficacious results demonstrated by the HOPE Study. Regulatory agencies do not decide whether products within a class are quantitatively equivalent in terms of efficacy or safety and because comparative data among products in the same drug class is rare, marketing forces often dictate a physician's decision to use one ACE inhibitor over another. We may not be able to overcome other companies' claims that their ACE inhibitors will offer the same benefits of Altace(R) as demonstrated by the HOPE Study. As a result, sales of Altace(R) may suffer from the perception of class effect.

     Currently, there is no generic form of Altace(R) available. That is, there is no product that has the same active ingredient as Altace(R). Although no generic substitute for Altace(R) has been approved by the FDA, there are other ACE inhibitors whose patents will expire in the next few years and there are generic forms of other ACE inhibitors. Also there are different therapeutic agents that may be used to treat the same conditions treated by Altace(R). For example, generic forms of ACE inhibitors, the group of products known as beta-blockers, may be prescribed to treat certain conditions that Altace(R) is used to treat. New ACE inhibitors, increased sales of generic forms of other ACE inhibitors or of other therapeutic agents that compete with Altace(R) may adversely affect the sales of Altace(R).

     We are evaluating marketing strategies for Altace(R), including entering into a co-promotion agreement with a larger pharmaceutical company. Our business and results of operations will suffer if we are delayed or unsuccessful in reaching an agreement with another company to co-promote Altace(R).

WE DO NOT HAVE PROPRIETARY PROTECTION FOR MOST OF OUR BRANDED PHARMACEUTICAL PRODUCTS AND OUR SALES COULD SUFFER FROM COMPETITION BY GENERIC SUBSTITUTES.

     Although most of our revenue is generated by products not subject to competition from generic products, there is no proprietary protection for most of our branded pharmaceutical products, and generic substitutes for most of these products are sold by other pharmaceutical companies. In addition, governmental and other pressure to reduce pharmaceutical costs may result in physicians prescribing products for which there are generic substitutes. Increased competition from the sale of generic pharmaceutical products may cause a decrease in revenue from our branded products and could have a material adverse effect on our business, financial condition and results of operations. While we will seek to mitigate the effect of this substitution through, among other things, creation of strong brand name recognition and product line extensions for our branded pharmaceutical products, we may not be successful in these efforts. In addition, our branded products for which there is no generic form available may face competition from different therapeutic agents used for the same indications for which our branded products are used.

THIRD PARTIES MANUFACTURE OR SUPPLY MATERIALS FOR MANY OF OUR PRODUCTS, AND ANY DELAYS OR DIFFICULTIES EXPERIENCED BY THEM MAY REDUCE OUR PROFIT MARGINS REVENUES OR HARM OUR REPUTATION.

     Fifteen of our product lines, including Altace(R), Lorabid(R) and Cortisporin(R), are currently manufactured by third parties. Until these products can be moved to our manufacturing facilities, our dependence upon third parties for the manufacture of our products may adversely impact our profit margins or may result in unforseen delays or other problems beyond our control. If for any reason we are unable to obtain or retain third-party manufacturers on commercially acceptable terms, we may not be able to distribute our products as planned. If we encounter delays or difficulties with contract manufacturers in producing or packaging our products, the distribution, marketing and subsequent sales of these products would be adversely affected, and we may have to seek alternative sources of supply or abandon or sell a product line on unsatisfactory terms. We might not be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. We also cannot assure you that the manufacturers we utilize will be able to provide us with sufficient quantities of our products or that the products supplied to us will meet our specifications.

     We require a supply of quality raw materials and components to manufacture and package pharmaceutical products for us and for third parties with which we have contracted. Generally, we have not had difficulty obtaining raw materials and components from suppliers in the past. Currently, we rely on approximately 400 suppliers to deliver the necessary raw materials and components. The loss of any one of these suppliers is not expected to have a material adverse effect on our ability to acquire raw materials and components. We have no reason to believe that we will be unable to procure adequate supplies of raw materials and components on a timely basis. However, if we are unable to obtain sufficient quantities of any of the raw materials or components required to produce and package our products, we may not be able to distribute our products as planned. In this case, our business, financial condition and results of operations could be materially and adversely affected.

FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS COULD AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.

     Virtually all aspects of our activities are regulated by Federal and state statutes and government agencies. The manufacturing, processing, formulation, packaging, labeling, distribution and advertising of our products, and disposal of waste products arising from such activities, are subject to regulation by one or more federal agencies, including the FDA, the Drug Enforcement Agency, the Federal Trade Commission, the Consumer Product Safety Commission, the U. S. Department of Agriculture, the Occupational Safety and Health Administration and the Environmental Protection Agency, as well as by foreign governments.

     Noncompliance with applicable FDA policies or requirements could subject us to enforcement actions, such as suspension of manufacturing or distribution, seizure of products, product recalls, fines, criminal penalties, injunctions, failure to approve pending drug product applications or withdrawal of product marketing approvals. Similar civil or criminal penalties could be imposed by other government agencies, such as the Drug Enforcement Agency, the Environmental Protection Agency or various agencies of the states and localities in which our products are manufactured and sold, and could have ramifications for our contracts with government agencies such as the Veteran's Administration. These enforcement actions could have a material adverse effect on our business, financial condition and results of operations.

     All manufacturers of human pharmaceutical products are subject to regulation by the FDA under the authority of the Federal Food, Drug, and Cosmetic Act or the Public Health Service Act or both. New drugs, as defined in the Federal Food, Drug and Cosmetic Act, and new human biological drugs, as defined in the Public Health Service Act, must be the subject of an FDA-approved new drug or biologic license application before they may be marketed in the United States. Some prescription and other drugs are not the subject of an approved marketing application but, rather, are marketed subject to the FDA's regulatory discretion and/or enforcement policies. Any change in the FDA's enforcement discretion and/or policies, such as any decision by the FDA to require an approved marketing application for one of our products not currently subject to the approved marketing application, could have a material adverse effect on our business, financial condition and results of operations.

     We manufacture some pharmaceutical products containing controlled substances and, therefore, are also subject to statutes and regulations enforced by the Drug Enforcement Agency and similar state agencies which impose security, recordkeeping, reporting and personnel requirements on us. Additionally, we manufacture biological drug products for human use and are subject to regulatory burdens as a result of these aspects of our business. There are additional FDA and other regulatory policies and requirements covering issues such as advertising, commercially distributing, selling, sampling and reporting adverse events associated with our products with which we must continuously comply. Noncompliance with any of these policies or requirements could result in enforcement actions which could have a material adverse effect on our business, financial condition and results of operations.

     The FDA has the authority and discretion to withdraw existing marketing approvals and to review the regulatory status of marketed products at any time. For example, the FDA may require an approved marketing application for any drug product marketed if new information reveals questions about the drug's safety or effectiveness. All drugs must be manufactured in conformity with cGMPs and drug products subject to an approved application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the approved application.

     While we believe that all of our currently marketed pharmaceutical products comply with FDA enforcement policies or have received the requisite agency approvals, such marketing is subject to challenge by the FDA at any time. Through various enforcement mechanisms, the FDA can ensure that noncomplying drugs are no longer marketed. In addition, modifications, enhancements, or changes in manufacturing sites of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to a lengthy FDA review process. Our manufacturing facilities and those of our third-party manufacturers are continually subject to inspection by governmental agencies. Manufacturing operations could be interrupted or halted in any of those facilities if the government is unsatisfied with the results of its inspections. This could have a material adverse effect on our business, financial condition, results of operation and cash flows.

     We cannot determine what effect changes in regulations, enforcement positions, statutes or legal interpretation, when and if promulgated, adopted or enacted, may have on our business in the future. Changes could, among other things, require changes to manufacturing methods or facilities, expanded or different labeling, new approvals, the recall, replacement or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. Such changes, or new legislation, could have a material adverse effect on our business, financial condition, results of operation and cash flows.

OUR PARKEDALE FACILITY HAS BEEN THE SUBJECT OF FDA CONCERNS. IF WE CANNOT ADEQUATELY ADDRESS THE FDA'S CONCERNS, WE MAY BE UNABLE TO OPERATE THE PARKEDALE FACILITY AND, ACCORDINGLY, OUR BUSINESS MAY SUFFER.

     Our Parkedale facility, located in Rochester, Michigan, manufactures both drug and biological pharmaceutical products. Parkedale was one of six Warner-Lambert facilities subject to a consent decree issued by the U.S. District Court of New Jersey in August 1993 as a result of FDA concerns about compliance issues within Warner-Lambert facilities in the period before the decree was entered.

     The Parkedale facility was inspected by the FDA's Team Biologics in March and April 1998. During that inspection, the FDA made observations about our compliance with cGMPs in a written report provided to King. This written report is known as an "FDA Form 483" or simply as a "483." We provided the FDA with a written response to the 483 including an action plan to address the observations.

     As a continuation of the inspections in March and April 1998, the FDA inspected the Parkedale facility in May 1999 to verify actions taken in response to the 1998 inspection and to review our compliance with the FDA's cGMP requirements. At the end of that inspection, the FDA issued another 483 listing its observations. We submitted a written response to that 483 and met with FDA representatives to present our plans for addressing the observations. In August 1999, the FDA asked us to clarify and supplement our responses to the 483 that resulted from the May 1999 inspection. The FDA also stated it would require additional product testing for the product Histoplasmin. Since revenues attributable to Histoplasmin were minimal we discontinued the manufacture and distribution of the product, and we subsequently informed the FDA of our decision. Most, but not all, of our actions in response to the May 1999 inspection and the August 1999 FDA letter have been completed, and we have continued to inform the FDA in writing of our progress in implementing those actions.

     In October 1999, as part of its program for inspection of all manufacturers of influenza virus vaccine, the FDA's Team Biologics inspected our production of Fluogen(R)at the Parkedale facility and issued a 483 listing certain cGMP observations. In November 1999, we submitted a written response containing our plan to address those observations.

     On March 10, 2000, the FDA notified us that the methods, facilities and controls used by the Parkedale facility in the manufacture, processing and packaging of Fluogen(R) were not in compliance with cGMP requirements. The FDA therefore informed us, pursuant to the consent decree, that we must suspend production and distribution of Fluogen(R) until the Parkedale facility meets the applicable cGMP standards for the manufacture and distribution of Fluogen(R). The FDA has received our initial response to its March 10 notification and following discussions with the FDA, we have filed with the FDA our written certification of conformance that we are now sufficiently in compliance with cGMP manufacturing standards to resume the manufacture of Fluogen(R) and we have now resumed the manufacture of Fluogen(R). The distribution of Fluogen(R) remains suspended pursuant to the FDA's order. We cannot resume the distribution of Fluogen(R) until the FDA conducts an on-site inspection of our Parkedale facility and finds the facility in substantial compliance with cGMPs. We are working to meet all of the FDA's requirements to resume distribution of Fluogen(R), which can occur upon the FDA's verification that Parkedale has satisfactorily completed all required corrective measures and is in substantial compliance with cGMP standards. Fluogen(R)'s gross sales totaled $32.0 million, while net sales equaled $28.7 million, for the year ended December 31, 1999. Gross profit for Fluogen(R) equaled $6.9 million for the same period. We generally recognize revenue from Fluogen(R) during the third and fourth quarters of each calendar year. While we are pursuing all actions reasonably necessary to assure Fluogen(R)'s availability during the upcoming flu season commencing September 2000, we cannot assure you that we will be able to satisfy the FDA's concerns respecting the cGMP standards applicable to Fluogen(R). Consequently, we cannot assure you that we will be able to market or distribute any amount of Fluogen(R) in the future.

     In March 2000, the FDA also wrote to provide comments and requests for further information and clarification of previous information submitted by Parkedale to the FDA in relation to certain process validation issues of Aplisol(R) (tuberculin purified protein derivative diluted). The FDA's correspondence does not require Parkedale to discontinue or delay, in any manner, the production and distribution of Aplisol(R), and the FDA continues to approve the release and distribution of Aplisol(R) by Parkedale.

OUR QUARTERLY RESULTS MAY FLUCTUATE, AND THESE FLUCTUATIONS MAY ADVERSELY AFFECT OUR PROFITABILITY.

     Our results of operations may vary from quarter to quarter due to many factors. These factors include expenditures related to the acquisition, sale and promotion of pharmaceutical products, a changing customer base, the availability and cost of raw materials, interruptions in supply by third-party manufacturers, new products introduced by us or our competitors, the mix of products we sell, seasonality of certain product sales, changes in sales due to anticipated price increases, changes in sales and marketing expenditures, competitive pricing pressures and general economic and industry conditions that may affect customer demand. For example, in advance of a price increase, many of our customers may order pharmaceutical products in larger than normal quantities. The ordering of excess quantities in any quarter could cause sales of some of our branded pharmaceutical products to be lower in the subsequent quarter than they would have been otherwise. These factors could also affect our annual results of operations. We cannot assure you that we will be successful in maintaining or improving our profitability or avoiding losses in any future period. For more information about our operations, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

AN INCREASE IN PRODUCT LIABILITY CLAIMS, PRODUCT RECALLS OR PRODUCT RETURNS COULD HARM OUR BUSINESS.

     We face an inherent business risk of exposure to product liability claims in the event that the use of our technologies or products is alleged to have resulted in adverse effects. These risks will exist for those products in clinical development and with respect to those products that receive regulatory approval for commercial sale. While we have taken, and will continue to take, what we believe are appropriate precautions, we may not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $50.0 million for aggregate annual claims with a $50,000 deductible per incident and a $500,000 aggregate annual deductible; however, we cannot assure you that the level or breadth of any insurance coverage will be sufficient to cover fully all potential claims. Also, adequate insurance coverage might not be available in the future at acceptable costs, if at all.

     Product recalls may be issued at our discretion or at the discretion of the FDA, other government agencies or other companies having regulatory authority for pharmaceutical product sales. In November 1998, the Parke-Davis division of Warner-Lambert initiated a voluntary Class III recall for one lot of Procanbid(R) manufactured prior to our acquisition of Procanbid(R). A Class III recall is one in which use of, or exposure to, the product is not likely to cause adverse consequences. These recalls were instituted because the lots at issue failed a dissolution test as part of the routine stability program at the 18-month interval. In December 1999, Warner-Lambert initiated a voluntary Class III recall for one lot of Procanbid(R) manufactured prior to our acquisition of the product because it had failed the same dissolution test at the 24-month interval. In February 2000, American Pharmaceutical Partners, Inc. which manufactures Adenoscan(R), initiated a Class II recall for 30 mL single-dose vials used for intravenous infusion only because of chipped and leaking vials and the possible presence of glass particles in vials. A Class II recall is one in which the use of, or exposure to, the product may cause temporary or medically reversible adverse health consequences or where the probability of serious adverse health consequences is remote. The FDA estimated that 100,000 vials remained on the market at the time of the recall. In April 2000, we initiated a voluntary Class II recall for one lot of Vira-A(R) ophthalmic ointment, as a result of leaking tubes. We cannot assure you that additional product recalls will not occur in the future. Any product recalls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

     Although product returns were approximately 2.7% of gross sales for the year ended December 31, 1999, we cannot assure you that actual levels of returns will not increase or significantly exceed the amounts we have anticipated.

THE LOSS OF OUR KEY PERSONNEL COULD HARM OUR BUSINESS.

     We are highly dependent on the principal members of our management staff, the loss of whose services might impede the achievement of our acquisition and development objectives. Although we believe that we are adequately staffed in key positions and that we will be successful in retaining skilled and experienced management, operational, scientific and development personnel, we cannot assure you that we will be able to attract and retain key personnel on acceptable terms. The loss of the services of key personnel could have a material adverse effect on us, especially in light of our recent growth. We do not maintain key-person life insurance on any of our employees. In addition, we do not have employment agreements with any of our key employees.

OUR RECENTLY ESTABLISHED INTERNATIONAL DIVISION IS NOT YET PROFITABLE, AND THERE CAN BE NO ASSURANCE THAT IT WILL BE PROFITABLE IN THE FUTURE.

     In January 1999, we established our International Division in Charlotte, North Carolina in order to seek new international markets for product lines for which we have international rights. The marketing and distribution of these products in foreign countries generally require the prior registration of the products in those countries. We do not have a distribution mechanism in place for distribution outside the United States and Puerto Rico and would need to enter into distribution agreements with local companies to distribute the products effectively. We cannot assure you that we will be successful in securing the registrations outside the U.S. or that we will do so in a timely manner. We cannot assure you that our International Division will be successful in entering into distribution agreements or that we will be able to secure additional products with international rights in the future. Initial sales generated from the International Division may not exceed the associated costs of its operations.

IF WE ARE UNABLE TO SECURE OR ENFORCE PATENT RIGHTS, TRADEMARKS, TRADE SECRETS OR OTHER INTELLECTUAL PROPERTY, OUR BUSINESS COULD BE HARMED.

     We may not be successful in securing or maintaining proprietary patent protection for products we develop or technologies we license. In addition, our competitors may develop products similar to ours using methods and technologies that are beyond the scope of our intellectual property protection, which could reduce our sales. The validity of patents can be subject to expensive litigation. We can give you no assurance that our patents will not be challenged. Competitors may be able to develop similar and competitive products outside the scope of our patents. For example, should third parties patent or otherwise develop and receive governmental clearance to commercialize an adenosine product for a use not covered by our patents, physicians could use those third party products in place of our products even though the third party products were not approved by the FDA for the same indications as our products. Any off-label use of third party products could have a material adverse effect on sales of our products and the amount of royalty revenues we receive.

     We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation, where patent protection is not believed to be appropriate or attainable, in order to maintain our competitive position. We cannot assure you that others will not independently develop substantially equivalent proprietary technology and techniques or otherwise gain access to our trade secrets or disclose the technology, or that we can adequately protect our trade secrets.

RISKS RELATED TO OUR INDUSTRY

ANY REDUCTION IN REIMBURSEMENT LEVELS BY MANAGED CARE ORGANIZATIONS OR OTHER THIRD-PARTY PAYORS MAY HAVE AN ADVERSE EFFECT ON OUR REVENUES.

     In our industry commercial success in producing, marketing and selling products depends, in part, on the availability of adequate reimbursement from third-party health care payers, such as government and private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical products and services. For example, many managed health care organizations are now controlling the pharmaceutical products that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has reduced prices across the industry. In addition, many managed care organizations are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. We cannot assure you that our products will be included on the formulary lists of managed care organizations or that downward pricing pressures in the industry generally will not negatively impact our operations.

     In addition, a number of legislative and regulatory proposals aimed at changing the health care system, including the levels at which pharmaceutical companies are reimbursed for sales of their products, have been proposed. While we cannot predict whether any such proposals will be adopted or the effect such proposals may have on our business, the pending nature of such proposals, as well as the adoption of any proposal, may exacerbate industry-wide pricing pressures and could have a material adverse effect on our financial condition, results of operations or cash flows.

OUR INDUSTRY IS HIGHLY COMPETITIVE.

     In our industry, smaller pharmaceutical companies like ours compete with large, global pharmaceutical companies with substantially greater financial resources for the acquisition of products, technologies and companies. We cannot assure you that

     - we will be able to continue to acquire commercially attractive pharmaceutical products, companies or technologies,

     - additional competitors will not enter the market, or

     - competition for acquisition of products, companies, technologies and product lines will not have a material adverse effect on our business, financial condition and results of operations.

     We also compete with pharmaceutical companies in developing, marketing and selling pharmaceutical products. The selling prices of pharmaceutical products typically decline as competition increases. Further, other products now in use or acquired by other pharmaceutical companies may be more effective or offered at lower prices than our current or future products. Competitors may also be able to complete the regulatory process sooner and, therefore, may begin to market their products in advance of ours. We believe that competition for sales of our products will be based primarily on product efficacy, safety, reliability, availability and price.

RISKS RELATED TO THIS OFFERING

OWNERSHIP OF OUR COMPANY IS CONCENTRATED IN A FEW INDIVIDUALS WHO CAN INFLUENCE OUR MANAGEMENT AND POLICIES.

     Following this offering of common stock, our present executive officers and directors (17 persons) and their affiliates will beneficially own approximately 30.9% of the outstanding shares of our common stock. Accordingly, they will have the ability to exercise significant influence over the management and policies of King. Independent directors do not currently, and may not in the future, constitute a majority of the board of directors. In the absence of a majority of independent directors, King's executive officers, who also are principal shareholders and directors, could establish policies and enter into transactions without independent review and approval thereof. Transactions without an independent review could present the potential for a conflict of interest between King and its shareholders generally and its executive officers or directors. We do not intend to implement any formal procedures to address any such potential conflicts of interest.

WE DO NOT PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND, AS A RESULT, SHAREHOLDERS WILL NEED TO SELL SHARES TO REALIZE ANY RETURN ON THEIR INVESTMENT.

     We have never declared or paid any cash dividends on our common stock. Furthermore, the payment of any dividend or distribution on any shares of our capital stock is limited by the senior credit facility. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, shareholders will need to sell shares of common stock in order to realize a return on their investment, if any.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial price to public is substantially higher than the net tangible book value per share of our common stock. Therefore, you will incur immediate dilution in net tangible book value of $46.06 per share, based on an initial price to public of $41.38 per share. You may incur additional dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise their options.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO DECLINE.

     If our existing shareholders sell a large number of shares of our common stock or the public market perceives that existing shareholders might sell shares of common stock, the market price of the common stock could significantly decline. All of the shares offered under this prospectus supplement and the accompanying prospectus will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933. The shares subject to a lock-up agreement with Donaldson, Lufkin & Jenrette may be sold 60 days after the effective date of this offering.

     Finally, it is possible that Donaldson, Lufkin & Jenrette will release shares subject to the lock-up agreements referred to above prior to the scheduled expiration dates. This would result in the shares of our common stock that are subject to such agreements becoming eligible for sale in the public market at an earlier time than currently anticipated. The decision as to whether to release the shares subject to these lock-up agreements is in the discretion of Donaldson, Lufkin & Jenrette.

OUR SHAREHOLDER RIGHTS PLAN AND BYLAWS DISCOURAGE UNSOLICITED TAKEOVER PROPOSALS AND COULD PREVENT YOU FROM REALIZING A PREMIUM FOR YOUR COMMON STOCK.

     We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, our charter and bylaws contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include:

     - a classified board of directors;

     - the ability of the board of directors to designate the terms of and issue new series of preferred stock;

     - advance notice requirements for nominations for election to the board of directors; and

     - special voting requirements for the amendment of our charter and bylaws.

We are also subject to antitakeover provisions under Tennessee law, each of which could delay or prevent a change of control. Together these provisions and the rights plan may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for your common stock. For information about these laws, see "Description of Capital Stock."

OUR STOCK PRICE COULD BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING. INVESTORS MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE PRICE TO THE PUBLIC.

     The trading price of our common stock is likely to be volatile. The stock market in general and the market for emerging growth companies, such as King in particular, have experienced extreme volatility. Many factors contribute to this volatility, including

     - announcements of technological innovations,

     - changes in marketing, product pricing and sales strategies or development of new products by us or our competitors,

     - changes in domestic or foreign governmental regulations or regulatory approval processes,

     - variations in our results of operations,

     - perceptions about market conditions in the pharmaceutical industry, and

     - general market conditions.

This volatility may have a significant impact on the market price of our common stock. Moreover, the possibility exists that the stock market (and in particular the securities of emerging growth companies such as King) could experience extreme price and volume fluctuations unrelated to operating performance. The volatility of our common stock imposes a greater risk of capital losses on our shareholders than would a less volatile stock. In addition, such volatility makes it difficult to ascribe a stable valuation to a shareholder's holdings of our common stock.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of common stock in this offering are estimated to be $165.0 million ($189.8 million if the underwriters' over-allotment option is exercised in full), after deducting the estimated offering expenses payable by us. The net proceeds of the offering will be used for repayment of approximately $165.0 million of debt outstanding under the senior credit facility.

     The senior credit facility includes a six-year $100.0 million revolving line of credit, a six-year $150.0 million amortizing Tranche A term loan facility and an eight-year $275.0 million Tranche B term loan facility with customary covenants, financial ratios and events of default and with a floating interest rate based on either LIBOR, the prime rate, or the federal funds rate, plus an applicable margin, selected at our discretion. At December 31, 1999, interest rates for the various components of the senior credit facility ranged from approximately 9.71% to 10.24%.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The following table sets forth the range of high and low sales prices per share for our common stock as reported on The Nasdaq National Market, where our stock trades under the symbol "KING," for the periods indicated. The initial public offering price of our common stock on June 25, 1998 was $9.33 per share ($14.00 per share before adjusting for a 3 for 2 stock split effective November 11, 1999).

                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                              ------------------
                                                               HIGH        LOW
                                                              ------      ------
1998:
     Second Quarter (from June 25, 1998)....................  $ 9.50      $ 9.17
     Third Quarter..........................................   14.25        8.50
     Fourth Quarter.........................................   19.17        7.08
1999:
     First Quarter..........................................  $19.92      $12.92
     Second Quarter.........................................   21.75       13.83
     Third Quarter..........................................   27.83       16.33
     Fourth Quarter.........................................   68.00       20.13
2000:
     First Quarter..........................................  $68.75      $29.63
     Second Quarter (through April 18, 2000)................   47.50       31.50

     On April 18, 2000, the last sale price of the common stock as reported on The Nasdaq National Market was $41.63 per share. As of April 3, 2000, there were approximately 2,300 holders of record of the common stock.

     We have never paid cash dividends on our common stock. Furthermore, the payment of any dividend or other distribution on any shares of our capital stock is limited by the senior credit facility to an aggregate amount of up to $1.0 million provided that no event of default under the senior credit facility has occurred or is continuing. Assuming removal of this limitation, the payment of cash dividends is subject to the discretion of the board of directors and will be dependent upon many factors, including our earnings, our capital needs, and our general financial condition. We anticipate that for the foreseeable future, we will retain our earnings, if any, in order to finance the expansion and development of our business.

                                 CAPITALIZATION
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     This table sets forth our capitalization as of December 31, 1999

          (1) on an actual basis,

          (2) on an as adjusted basis to reflect the issuance of 4.0 million shares pursuant to this offering and the application of the net proceeds therefrom,

          (3) supplementary for the merger with Medco and

          (4) supplementary pro forma to reflect cash and proceeds from investments sold as a result of the merger with Medco as adjusted to reflect the issuance of 4.0 million shares pursuant to this offering and the application of the net proceeds.

     The net proceeds of $165.0 million from this offering and $53.3 million cash and proceeds from the sale of investments will be used to repay borrowings under the senior credit facility. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other information in our annual report on Form 10-K for the year ended December 31, 1999 incorporated by reference herein, "Unaudited Pro Forma As Adjusted Condensed Financial Data," and our consolidated financial statements and related notes and the supplementary consolidated financial statements and related notes included elsewhere in this prospectus supplement or incorporated by reference therein.

                                                            AS OF DECEMBER 31, 1999
                                             ------------------------------------------------------
                                                                                      SUPPLEMENTARY
                                                                                      PRO FORMA AS
                                              ACTUAL    AS ADJUSTED   SUPPLEMENTARY     ADJUSTED
                                             --------   -----------   -------------   -------------
                                                                                       (UNAUDITED)
Long-term debt (including current
  portion)(1):
  Senior credit facility...................  $412,156    $247,156       $412,156        $193,900
  Senior subordinated notes................   150,000     150,000        150,000         150,000
  Other debt(1)............................     5,701       5,701          5,701           5,701
                                             --------    --------       --------        --------
     Total debt............................   567,857     402,857        567,857         349,601
                                             --------    --------       --------        --------
Shareholders' equity:
Common stock, no par value; 150,000,000
  shares authorized; 48,205,594 issued and
  outstanding, Actual; 52,205,594 issued
  and outstanding, As Adjusted; 55,424,078
  issued and outstanding, Supplementary;
  and 59,424,078 shares issued and
  outstanding, Supplementary Pro Forma As
  Adjusted(2)..............................    68,027     233,027        113,894         278,894
Retained earnings(3).......................    80,409      76,461        101,514          96,929
                                             --------    --------       --------        --------
     Total shareholders' equity............   148,436     309,488        215,408         375,823
                                             --------    --------       --------        --------
     Total capitalization..................  $716,293    $712,345       $783,265        $725,424
                                             ========    ========       ========        ========

---------------

(1) For additional information relating to long-term obligations, see notes 2 and 9 to the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 1999 which is incorporated by reference herein.

(2) Excludes 3,914,207 shares available for grants under our stock option plans. Options for 1,287,294 shares were outstanding as of December 31, 1999.

(3) Reflects write-off unamortized deferred financing costs from the term loans outstanding under the senior credit facility, net of taxes.

      UNAUDITED PRO FORMA SUPPLEMENTARY CONSOLIDATED FINANCIAL STATEMENTS

     We have presented below the unaudited pro forma supplementary consolidated balance sheet for the year ended December 31, 1999, and the unaudited pro forma supplementary consolidated statement of operations for the year ended December 31, 1999, in each case which have been derived from the audited consolidated statements of King included in our annual report on Form 10-K for the year ended December 31, 1999, incorporated by reference herein, and from the audited supplementary consolidated financial statements and the notes thereto included elsewhere in this prospectus supplement, adjusted to give pro forma effect to the (1) reduction in interest expense of approximately $4.9 million due to repayment of $30.0 million of the debt outstanding under revolving credit facility, and $23.2 million of debt outstanding under the term loans that are a part of the senior credit facility with Medco's cash and proceeds from the sale of investments, (2) the elimination of approximately $3.1 million in interest income and (3) the reflection of a 36.7% effective tax rate on the unaudited pro forma income before taxes.

     The unaudited pro forma supplementary consolidated balance sheet as of December 31, 1999 gives effect to the above as if the above occurred on December 31, 1999. The unaudited pro forma supplementary consolidated statement of operations for the year ended December 31, 1999 gives effect to the above as if it had occurred on January 1, 1999. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma supplementary consolidated financial statements do not purport to represent what King's results of operations or financial condition would actually have been had the above in fact occurred on January 1, 1999, nor do they purport to project King's results of operations or financial condition for any future period or date.

     The unaudited supplementary pro forma as adjusted information reflects the reduction in interest expense of $21.2 million from the assumed retirement of existing debt under the senior credit facility with (i) cash and proceeds from the sale of investments of $53.2 million from Medco as a result of the merger and (ii) estimated net proceeds of $165.0 million from the sale of 4.0 million shares of common stock in this offering. As a result of the sale of investments, interest income of approximately $3.1 million was eliminated. This information also reflects incremental income tax expense at an effective rate of 36.7%. These adjustments also resulted in a write-off of unamortized deferred financing costs of $7.2 million, net of taxes of $2.7 million.

     The unaudited supplementary pro forma as adjusted consolidated balance sheet information as of December 31, 1999 gives effect to the above as if the above occurred on December 31, 1999. The unaudited supplementary pro forma as adjusted consolidated statement of operations data gives effect to the above as if the above occurred on January 1, 1999.

     The information set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference and the other information contained under the caption "Capitalization," and in the supplementary consolidated financial statements and related notes included elsewhere in this prospectus supplement.

          UNAUDITED PRO FORMA SUPPLEMENTARY CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                                        AS
                                                      SUPPLEMENTARY    PRO FORMA     ADJUSTED
                                                      -------------    ---------     --------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...........................    $ 20,720       $ 18,048(1)   $ 18,048
Investments, held to maturity.......................      17,001             --(2)         --
Accounts receivable, net of allowance for doubtful
  accounts of $1,402 and $1,864.....................      69,215         69,215        69,215
Royalty receivable..................................       6,691          6,691         6,691
Inventory...........................................      33,410         33,410        33,410
Deferred income taxes...............................      14,643         14,643        14,643
Prepaid expenses and other current assets...........       9,443          9,443         9,443
                                                        --------       --------      --------
  Total current assets..............................     171,123        151,450       151,450
                                                        --------       --------      --------
Property and equipment, net.........................      97,759         97,759        97,759
Other assets........................................      20,321         19,315(3)     13,078(3)
Investments, held to maturity.......................      33,583             --(2)         --
Intangible assets, net..............................     558,555        558,555       558,555
                                                        --------       --------      --------
  Total assets......................................    $881,341       $827,079      $820,842
                                                        ========       ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable....................................    $ 25,447       $ 25,447      $ 25,447
Accrued expenses and other liabilities..............      53,735         53,735        53,735
Income taxes payable................................       4,756          4,387(4)      2,098(4)
Current portion of long term debt...................      14,502         14,502        14,502(6)
                                                        --------       --------      --------
  Total current liabilities.........................      98,440         98,071        95,782
Long-term debt:
  Revolving credit facility.........................      45,000         15,000(5)     15,000
  Term loans........................................     354,194        330,938(6)    165,938(6)
  Senior subordinated notes.........................     150,000        150,000       150,000
  Other.............................................       4,161          4,161         4,161
Deferred income taxes...............................      12,638         12,638        12,638
Other long-term liabilities.........................       1,500          1,500         1,500
                                                        --------       --------      --------
  Total liabilities.................................     665,933        612,308       445,019
Shareholders' equity................................     215,408        214,771(7)    375,823(7)
                                                        --------       --------      --------
  Total liabilities and shareholders' equity........    $881,341       $827,079      $820,842
                                                        ========       ========      ========

                        See notes to Unaudited Pro Forma
                   Supplementary Consolidated Balance Sheet.

                   NOTES TO UNAUDITED PRO FORMA SUPPLEMENTARY
                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

     (1) Cash -- to reflect adjustments to record the following:

                                                          PRO FORMA   AS ADJUSTED
                                                          ---------   -----------
To record the reduction for cash used for the repayment
  of a portion of the revolving credit facility and term
  loans under the senior credit facility................  $ (2,672)    $      --
                                                          ========     =========

     (2) Investments held to maturity -- to reflect adjustments to record the following:

To record the sale of investments held to maturity in
  order to repay a portion of the revolving credit
  facility and term loans under the senior credit
  facility:
     Short-term investments held to maturity............  $(17,001)  $      --
     Long-term investments held to maturity.............   (33,583)         --
                                                          --------   ---------
                                                          $(50,584)  $      --
                                                          ========   =========

     (3) Other assets -- to reflect adjustments to record the following:

To eliminate unamortized deferred financing costs
  related to the terms loans of the senior credit
  facility..............................................  $ (1,006)  $  (6,237)
                                                          ========   =========

     (4) Income taxes payable -- to reflect adjustment to record the following:

To record income tax benefit related to write-off of
  deferred financing costs from the term loans of the
  senior credit facility at an assumed 36.7% tax rate...  $   (369)  $  (2,289)
                                                          ========   =========

     (5) Revolving credit facility -- to reflect adjustment to record the following:

Repayment of the revolving credit facility with proceeds
  from the sale of investments and cash.................  $(30,000)  $      --
                                                          ========   =========

     (6) Long-term debt -- to reflect adjustments to record the following:

Repayment of a portion of term loans with proceeds from
  the sale of investments and cash and net proceeds from
  this offering.........................................  $(23,256)  $(165,000)
                                                          ========   =========

     (7) Shareholders' equity -- to reflect adjustments to record the following:

To record the write-off of the unamortized deferred
  financing costs from the term loans of the senior
  credit facility, net of tax effect....................  $   (637)  $  (3,948)
To record net proceeds from the issuance of common stock
  in this offering......................................        --     165,000
                                                          --------   ---------
                                                          $   (637)  $ 161,052
                                                          ========   =========

     UNAUDITED PRO FORMA SUPPLEMENTARY CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       AS
                                                      SUPPLEMENTARY   PRO FORMA     ADJUSTED
                                                      -------------   ---------     ---------
Revenues:
  Net sales.........................................    $348,271      $ 348,271     $348,271
  Royalty revenue...................................      31,650         31,650       31,650
                                                        --------      ---------     --------
     Total revenues.................................     379,921        379,921      379,921
                                                        --------      ---------     --------
Operating costs and expenses:
  Costs of sales....................................     113,204        113,204      113,204
  Selling, general and administrative...............      80,213         80,213       80,213
  Royalty expense...................................       5,661          5,661        5,661
  Depreciation and amortization.....................      27,734         27,734       27,734
  Research and development expense..................      16,316         16,316       16,316
                                                        --------      ---------     --------
     Total operating costs and expenses.............     243,128        243,128      243,128
                                                        --------      ---------     --------
  Operating income..................................     136,793        136,793      136,793
                                                        --------      ---------     --------
Other income (expenses):
  Other, net........................................      (3,052)        (3,052)      (3,052)
  Interest income...................................       3,314            245(2)       245
  Interest expense..................................     (55,371)       (50,515)(1)  (34,183)(1)
                                                        --------      ---------     --------
     Total other income (expense)...................     (55,109)       (53,322)     (36,990)
                                                        --------      ---------     --------
  Income before income taxes........................      81,684         83,471       99,803
Income tax expense..................................      29,986         30,642(3)    36,636(3)
                                                        --------      ---------     --------
Net income..........................................    $ 51,698      $  52,829     $ 63,167
                                                        ========      =========     ========
Income per share:
  Basic.............................................    $   0.94      $    0.96     $   1.07
                                                        ========      =========     ========
  Diluted...........................................    $   0.93      $    0.95     $   1.06
                                                        ========      =========     ========

                        See notes to Unaudited Pro Forma
              Supplementary Consolidated Statement of Operations.

                   NOTES TO UNAUDITED PRO FORMA SUPPLEMENTARY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

(1) Adjustment to reflect the decrease in interest expense as a result of the repayment of a portion of the term loans and the revolving credit facility of the senior credit facility:

                                                            PRO FORMA    AS ADJUSTED
                                                            ---------    -----------
     Adjustment to interest from assumed retirement of
       existing debt....................................     $ 4,706       $15,323
     Adjustment to interest from write-off of a portion
       of unamortized deferred financing costs related
       to the term loans................................         150         1,009
                                                             -------       -------
                                                             $ 4,856       $16,332
                                                             =======       =======
(2) Adjustment to reflect the elimination of interest
    income on cash and investment used to retire
    existing debt.......................................     $(3,069)      $    --
                                                             =======       =======

(3) Adjustment to reflect a 36.7% effective tax rate applied to the incremental pro forma income before income taxes.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     Our authorized capital stock consists of 150,000,000 shares of common stock, no par value, and 15,000,000 shares of preferred stock, no par value. Upon consummation of the offering, 59,546,468 shares of common stock will be issued and outstanding and no shares of preferred stock will be outstanding. The following summary of our capital stock is qualified in its entirety by the provisions of our charter and bylaws, which have been filed as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. See "Price Range of Common Stock and Dividend Policy." The shares of common stock are not redeemable or convertible, and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive pro rata our assets that are legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. The common stock is listed on the Nasdaq National Market under the symbol "KING."

PREFERRED STOCK

     The board of directors has the authority to authorize the issuance of shares of preferred stock in series, and may, at the time of issuance, determine the rights, preferences and limitations of each series without any further action by the shareholders. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under certain circumstances, the issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company, or could delay or prevent a transaction that might otherwise give our shareholders an opportunity to realize a premium over the then prevailing market price of the common stock. The board of directors, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Currently, there are no shares of preferred stock outstanding, and we do not presently intend to issue any shares of preferred stock.

CERTAIN PROVISIONS OF THE CHARTER AND BYLAWS AND STATUTORY PROVISIONS

     The charter provides that the board of directors will be divided into three classes, with each class serving for three years, and one class being elected each year. A majority of the remaining directors then in office, though less than a quorum, will be empowered to fill any vacancy on the board of directors that arises during the term of a director. The provision for a classified board may be amended, altered or repealed only upon the affirmative vote of the holders of at least 80.0% of the outstanding shares of our voting stock. The classification of the board of directors may discourage a third party from making a tender offer or otherwise attempting to gain control of our company and may have the effect of maintaining the incumbency of the board of directors.

     The bylaws provide that special meetings of our shareholders can be called only by a majority of the entire board of directors or by certain officers. In addition, the bylaws provide that shareholders seeking to bring business before or to nominate directors at any annual meeting of shareholders must provide timely notice thereof in writing. To be timely, the shareholders' notice must be delivered to, or mailed and received at, our principal executive offices not less than 60 days nor more than 90 days prior to the annual meeting or, if less than 70 days' notice was given for the meeting, within 10 days following the date on which the notice was given. The bylaws also specify the requirements for a shareholders' notice to be in proper written form. These provisions restrict the ability of shareholders to bring matters before the shareholders or to make nominations for directors at meetings of shareholders.

     We are subject to some antitakeover provisions provided under Tennessee law.

     Business Combination Statute. Tennessee's Business Combination Act provides that a party owning 10.0% or more of stock in a "resident domestic corporation" (this party is called an "interested shareholder") cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least five years after the interested shareholder first acquired 10.0% or more of the resident domestic corporation, and (ii) either (A) is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or (B) satisfies certain fairness conditions specified in the Business Combination Act.

     These provisions apply unless one of two events occurs. A business combination with an entity can proceed without delay when approved by the target corporation's board of directors before that entity becomes an interested shareholder, or the resident corporation may enact a charter amendment or bylaw to remove itself entirely from the Business Combination Act. This charter amendment or bylaw must be approved by a majority of the shareholders who have held shares for more than one year prior to the vote and, may not take effect for at least two years after the vote. We have not adopted a charter or bylaw amendment removing the company from coverage under the Business Combination Act.

     An interested shareholder, for purposes of the Combination Act, is any person who is an affiliate or associate of the corporation, or the beneficial owner, directly or indirectly, of 10% or more of the outstanding voting shares of the corporation.

     The Business Combination Act further provides an exemption from liability for officers and directors of resident domestic corporations who do not approve proposed business combinations or charter amendments and bylaws removing their corporations from the Business Combination Act's coverage. This exemption from liability is available as long as the officers and directors act in "good faith belief" that the proposed business combination would adversely affect their corporation's employees, customers, suppliers, or the communities in which their corporation operates and when these factors are permitted to be considered by the board of directors under the charter.

     Control Share Acquisition Act. The Tennessee Control Share Acquisition Act strips a purchaser's shares of voting rights any time an acquisition of shares in a covered Tennessee corporation brings the purchaser's voting power to one-fifth, one-third or a majority of all voting power. The purchaser's voting rights can be established only by a majority vote of the other shareholders. The purchaser may demand a meeting of shareholders to conduct such a vote. The purchaser can demand a meeting for this purpose before acquiring a control share only if it holds at least 10.0% of outstanding shares and announces a good faith intention to make the control share acquisition. A target corporation may or may not redeem the purchaser's shares if the shares are not granted voting rights.

     Investor Protection Act. Tennessee's Investor Protection Act applies to tender offers directed at corporations (called "offeree companies") that have "substantial assets" in Tennessee and that are either incorporated in or have a principal office in Tennessee. This act requires an offeror making a tender offer for an offeree company to file with the Commissioner of Commerce and Insurance a registration statement. When the offeror intends to gain control of the offeree company, the registration statement must indicate any plans the offeror has for the offeree company. The Commissioner may require additional information material to the takeover offer and may call for hearings. This act does not apply to an offer that the offeree company's board of directors recommends to shareholders.

     In addition to requiring the offeror to file a registration statement with the Commissioner, This act requires the offeror and the offeree company to deliver to the Commissioner all solicitation materials used in connection with the tender offer. This act prohibits "fraudulent, deceptive, or manipulative acts or practices" by either side, and gives the Commissioner standing to apply for equitable relief to the Chancery Court of Davidson County, Tennessee, or to any other chancery court having jurisdiction whenever it appears to the Commissioner that the offeror, the offeree company, or any of its respective affiliates has engaged in or is about to engage in a violation of this act. Upon proper showing, the Chancery Court may grant injunctive relief. This act further provides civil and criminal penalties for violations.

     Tennessee Greenmail Act. The Tennessee Greenmail Act prohibits us from purchasing or agreeing to purchase any of our securities, at a price higher than fair market value, from a holder of 3% or more of any class of our securities who has beneficially owned the securities for less than two years. We can make this purchase if the majority of the outstanding shares of each class of voting stock issued by us approves the purchase or we make an offer of at least equal value per share to all holders of shares of that class.

     The effect of the above may make a change of control of us harder by delaying, deferring or preventing a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in the payment of a premium over the market price for your shares. They may also promote the continuity of our management by making it harder for you to remove or change the incumbent members of the board of directors.

RIGHTS AGREEMENT

     The board of directors has declared a dividend of one right for each share of common stock outstanding. The holders of any additional common stock subsequently issued before the earliest of the distribution date, the redemption of the rights, the exchange of the rights or the expiration of the rights also will be entitled to one right for each additional share. The rights entitle the registered holder under certain circumstances to purchase from the company one-thousandth of a share of Junior Participating Preferred Stock, Series A, at a price of $60 per one-thousandth of a share of preferred stock, subject to adjustment. The Rights Agreement sets forth the description and terms of the rights.

     The rights will be evidenced by the common stock certificates and not by separate certificates until the earlier of:

     (1) the day following the first date of public disclosure that an acquiring person or group, together with persons affiliated, or associated with the acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 15.0% of the outstanding common stock and

     (2) the tenth business day after the date of commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person if, upon consummation of the offer, this person or group, together with persons affiliated or associated with it would acquire beneficial ownership of 15.0% or more of the outstanding common stock.

Until the earlier of the two dates described in (1) and (2) above, (or earlier redemption, exchange, or expiration of the rights); (A) the rights will be transferable only with the common stock (except with redemption of the rights);
(B) common stock certificates will contain a notation incorporating the Rights Agreement by reference and (C) the surrender for transfer of any certificates for common stock will also constitute the transfer of the right associated with the common stock represented by such certificate. For the discussion above, Messrs. John M., Joseph R. and Jefferson J. Gregory are not considered acquiring persons.

     As soon as practicable following the earlier of the two dates described in
(1) and (2) above, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on this date. From and after this date, the separate rights certificates alone will evidence the rights.

     The rights will become exercisable on or after the earlier of the two dates described in (1) and (2) above, (unless sooner redeemed or exchanged). The rights will expire at the close of business on the tenth anniversary of the date of initial issuance unless earlier redeemed or exchanged by the company as described below.

     The purchase price payable and the number of shares of preferred stock or other securities, cash or other property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend or distribution on, or a subdivision or combination of, or reclassification of the preferred stock, (2) upon the grant to holders of the preferred stock of some rights, options, or warrants to subscribe for preferred stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (3) upon the distribution to holders of the preferred stock of other securities, cash (excluding regular periodic cash dividends), property, evidences of indebtedness, or assets.

     If a person becomes an acquiring person, the rights will "flip-in" and entitle each holder of a right, except as provided below, to purchase, upon exercise at the then-current purchase price, that number of shares of common stock having a market value of two times the purchase price. In addition, following a "flip-in," the board of directors has the option of exchanging all or part of the rights, except as provided below, for common stock.

     In the event that, following a "flip-in," we are acquired in a merger or other business combination in which the common stock does not remain outstanding or is exchanged or 50% or more of our consolidated assets or earning power is transferred or disposed of (in one transaction or a series of related transactions), the rights will "flip-over" and entitle each holder (other than the acquiring person and certain related persons or transferees) of a right to purchase, upon the exercise of the right at the then-current purchase price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such purchase price.

     Any rights beneficially owned at any time on or after the earlier of the distribution date and the stock acquisition date by an acquiring person or an affiliate or associate (other than an exempt person) of an acquiring person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a "Triggering Event," and any holder of those rights will have no right to exercise the rights or have the rights exchanged as provided above. A "Triggering Event" will be deemed to occur in the event that the person becomes an acquiring person.

     The number of outstanding rights and the number of one-thousandths of a share of preferred stock issuable upon exercise of each right and the purchase price are subject to adjustment. The adjustment will occur prior to the distribution date in the event of a stock dividend on the common stock payable in common stock or subdivision or combination of the common stock.

     At any time prior to the earlier of the stock acquisition date and the expiration date, we may redeem the rights.

     The holder of a right will have no rights as a shareholder of King until a right is exercised, including, without limitation, the right to vote or to receive the dividends or distributions.

     At any time prior to the stock acquisition date, a majority of the directors, continuing in office may, without the approval of a holder of the rights (except, in certain circumstances, an exempt person), supplement or amend any provision of the rights agreement (including the date on which the distribution date will occur after announcement of commencement of a tender offer). Thereafter, the rights agreement may be amended by a majority of the directors continuing in office without the approval of any holder of the rights only to cure ambiguities, to correct defective or inconsistent provisions, or in ways that do not adversely affect the rights holders. Notwithstanding the foregoing, the rights agreement may not be amended to change the purchase price, the number of shares of preferred stock, other securities, cash or other property obtainable upon exercise of a right, the redemption price or the expiration date.

     The rights have certain anti-takeover effects. The right may cause substantial dilution to a person or group other than an exempt person that attempts to acquire us on terms not approved by the board of directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board of directors prior to the time a person or group other than an exempt person has acquired beneficial ownership of 15.0% or more of the common stock, because until such time the rights may be redeemed by King at $.01 per right.

     The foregoing description of the rights is qualified in its entirety by reference to the rights agreement, a copy of the form of which is filed with the SEC.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The charter limits the liability of directors to the fullest extent permitted by the Tennessee Business Corporation Act. In addition, the charter provides that we shall indemnify our directors and officers to the fullest extent permitted by law.

TRANSFER AGENT, REGISTRAR, RIGHTS AGENT AND CUSTODIAN

     The transfer agent, registrar and rights agent for our common stock and the preferred stock purchase rights and the custodian for the selling shareholders is Union Planters Bank, N.A., Belleville, Illinois.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated April 19, 2000, we will sell to Donaldson, Lufkin & Jenrette Securities Corporation all of the shares of common stock offered hereby.

     The shares of the common stock may be sold by the underwriter from time to time to purchasers in one or more transactions (which may involve block transactions) in the over-the-counter market, in negotiated transactions, in a combination of such methods or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. These sales are subject to prior sale, when, as and if delivered to and accepted by the underwriter. If the price received by the underwriter upon the sale of the common stock exceeds the price at which it buys the common stock, such difference shall represent the underwriter's commission. The underwriter may effect such transactions by selling shares of common stock to or through dealers, who may be deemed to be underwriters, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter and/or the purchasers of the shares of common stock offered hereby for whom they may act as agents or to whom they may sell as a principal.

     The underwriter is purchasing the common stock from us at $41.38 per share of common stock (representing $165,520,000 aggregate proceeds to us, before we deduct our out-of-pocket expenses of approximately $520,000).

     The underwriting agreement provides that the underwriter will be obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below.

     Pursuant to the underwriting agreement, we have granted to the underwriter a 30-day option to purchase up to an additional 600,000 shares of common stock from us at $41.38. This option may be exercised only to cover any over-allotments of common stock made in connection with this offering.

     We have agreed not to offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation for a period of 60 days after the date of this prospectus supplement, except grants of employee or director stock options under our stock incentive plans in effect on the date hereof, issuances of securities as a result of the exercise of any options outstanding on the date thereof or issuances of common stock resulting in gross proceeds of not more than $100 million in connection with the execution of a co-promotion agreement between the Company and such purchaser.

     Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation for a period of 60 days after the date of this prospectus supplement.

     We have agreed to indemnify the underwriter against liabilities under the Securities Act of 1933, or to contribute to payments which the underwriter may be required to make in that respect.

     Our common stock is traded on The Nasdaq Stock Market's National Market under the symbol "KING".

     The underwriter may engage in over-allotment, stabilizing transactions, covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves sales in excess of the size of the offering, which creates a short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions.

     - Penalty bids permit the representatives to reclaim a selling concession when the common stock originally sold is purchased in a stabilization transaction or a covering transaction to cover short positions.

     - In "passive" market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, covering transactions, penalty bids and "passive" market making may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that King and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of our common stock in Canada must be made in accordance with the applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the selling stockholders and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "Resale restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of King's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against King or the selling shareholders in Canada or to enforce a judgment obtained in Canadian courts against King or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to the offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchaser of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and with respect to the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of our common stock offered in this offering will be passed upon for King by Baker, Donelson, Bearman & Caldwell, Johnson City, Tennessee. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements and supplementary pooled consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, either incorporated by reference or included in this prospectus supplement have been so incorporated or included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

    SUPPLEMENTARY CONSOLIDATED FINANCIAL STATEMENTS
    Reports of Independent Accountants on Supplementary
      Consolidated Financial Statements.........................   F-2
    Supplementary Consolidated Balance Sheets as of December 31,
      1998 and 1999.............................................   F-3
    Supplementary Consolidated Statements of Operations for the
      years ended December 31, 1997, 1998 and 1999..............   F-4
    Supplementary Consolidated Statements of Changes in
      Shareholders' Equity for the years ended December 31,
      1997, 1998 and 1999.......................................   F-5
    Supplementary Consolidated Statements of Cash Flows for the
      years ended December 31, 1997, 1998 and 1999..............   F-6
    Notes to Supplementary Consolidated Financial Statements....   F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Shareholders of King Pharmaceuticals, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of King Pharmaceuticals, Inc. at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As described in Note 21, on February 25, 2000, the Company merged with Medco Research, Inc. ("Medco") in a transaction accounted for as a pooling of interests. The accompanying supplementary consolidated financial statements give retroactive effect to the merger of the Company with Medco. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of the Company and its subsidiaries after financial statements covering the date of consummation of the business combination are issued.

     In our opinion, the accompanying supplementary consolidated balance sheets and the related supplementary consolidated statements of operations, changes in shareholders' equity and of cash flows present fairly, in all material respects the financial position of the Company at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these supplementary financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 25, 2000, except for
the information in Note 21 for
which the date is March 17, 2000

                           KING PHARMACEUTICALS, INC.

                   SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                1998        1999
                                                              --------    --------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................  $  5,901    $ 20,720
Investments, held to maturity...............................    21,434      17,001
Trade accounts receivable, net of allowance for doubtful
  accounts of $1,402 and $1,864.............................    39,666      69,215
Royalty receivable..........................................     8,349       6,691
Inventory...................................................    26,556      33,410
Deferred income taxes.......................................     6,256      14,643
Prepaid expenses and other current assets...................     2,460       9,443
                                                              --------    --------
  Total current assets......................................   110,622     171,123
                                                              --------    --------
Property and equipment, net.................................    94,447      97,759
Other assets................................................    17,997      20,321
Investments, held to maturity...............................    25,074      33,583
Intangible assets, net......................................   482,212     558,555
                                                              --------    --------
  Total assets..............................................  $730,352    $881,341
                                                              ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable............................................  $ 13,233    $ 25,447
Accrued expenses............................................    20,532      53,735
Income taxes payable........................................     3,524       4,756
Current portion of long term debt...........................    13,310      14,502
                                                              --------    --------
  Total current liabilities.................................    50,599      98,440
Long-term debt:
  Revolving credit facility.................................    19,000      45,000
  Term loans................................................   414,750     354,194
  Senior subordinated notes.................................    75,000     150,000
  Other.....................................................     5,737       4,161
Deferred income taxes.......................................     5,621      12,638
Other liabilities...........................................       150       1,500
                                                              --------    --------
  Total liabilities.........................................   570,857     665,933
Commitments and contingencies (notes 14 and 21)
Shareholders' equity........................................   159,495     215,408
                                                              --------    --------
  Total liabilities and shareholders' equity................  $730,352    $881,341
                                                              ========    ========

               The accompanying notes are an integral part of the
                supplementary consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

              SUPPLEMENTARY CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED DECEMBER 31, 1997, 1998, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           1997        1998        1999
                                                          -------    --------    --------
Revenues:
  Net sales.............................................  $47,351    $158,180    $348,271
  Royalty revenue.......................................   20,000      27,544      31,650
  Development revenue...................................      558       5,283          --
                                                          -------    --------    --------
     Total revenues.....................................   67,909     191,007     379,921
                                                          -------    --------    --------
Operating costs and expenses:
  Costs of sales........................................   13,034      64,052     113,204
  Selling, general and administrative...................   19,950      36,193      80,213
  Royalty expense.......................................    2,985       4,873       5,661
  Depreciation and amortization.........................    3,071       9,963      27,734
  Research and development expense......................    7,792      10,749      16,316
                                                          -------    --------    --------
     Total operating costs and expenses.................   46,832     125,830     243,128
                                                          -------    --------    --------
  Operating income......................................   21,077      65,177     136,793
                                                          -------    --------    --------
Other income (expenses):
  Interest income.......................................    2,792       6,879       3,314
  Interest expense......................................   (2,787)    (14,866)    (55,371)
  Other, net............................................       --          --      (3,052)
                                                          -------    --------    --------
     Total other income (expense).......................        5      (7,987)    (55,109)
                                                          -------    --------    --------
  Income before income taxes and extraordinary item.....   21,082      57,190      81,684
Income tax expense......................................    4,257      15,627      29,986
                                                          -------    --------    --------
Income before extraordinary item........................   16,825      41,563      51,698
Extraordinary item, net of income taxes of $2,787 and
  $445 in 1998 and 1999.................................       --      (4,411)       (705)
                                                          -------    --------    --------
Net income..............................................  $16,825    $ 37,152    $ 50,993
                                                          =======    ========    ========
Income per common share:
  Basic.................................................  $  0.36    $   0.71    $   0.92
                                                          -------    --------    --------
  Diluted...............................................  $  0.36    $   0.71    $   0.91
                                                          =======    ========    ========

               The accompanying notes are an integral part of the
                supplementary consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

    SUPPLEMENTARY CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                   DUE
                                        COMMON                      UNREALIZED    FROM     COST OF        TOTAL
                                 ---------------------   RETAINED    LOSS ON     RELATED   TREASURY   SHAREHOLDERS'
                                   SHARES      AMOUNT    EARNINGS   SECURITIES    PARTY     STOCK        EQUITY
                                 ----------   --------   --------   ----------   -------   --------   -------------
Balance, December 31, 1996 as
  previously reported..........  10,428,968   $  8,448   $  7,938      $(16)     $  (677)  $     --     $ 15,693
Medco pooling of interests.....   7,257,040     52,216    (11,394)       --           --     (4,323)      36,499
                                 ----------   --------   --------      ----      -------   --------     --------
Balance, December 31, 1996, as
  adjusted.....................  17,686,008     60,664     (3,456)      (16)        (677)    (4,323)      52,192
  Issuance of common shares,
    net of $743 of expenses....   4,571,032      8,007         --        --           --         --        8,007
  Realized loss on
    securities.................          --         --         --        16           --         --           16
  Advances to Benevolent
    Fund.......................          --         --         --        --         (994)        --         (994)
  2.8 to 1 common stock
    split......................  27,000,000         --         --        --           --         --           --
  Stock options exercised......      18,244        297         --        --           --         --          297
  Purchase of stock held in
    treasury...................    (171,087)                             --           --     (2,353)      (2,353)
  Net income...................          --         --     16,825        --           --         --       16,825
                                 ----------   --------   --------      ----      -------   --------     --------
Balance, December 31, 1997.....  49,104,197     68,968     13,369        --       (1,671)    (6,676)      73,990
  Issuance of common shares,
    net of expenses............   6,157,095     50,117         --        --           --         --       50,117
  Payments from Benevolent
    Fund.......................          --         --         --        --        1,075         --        1,075
  Stock options exercised......      78,314      1,293         --        --           --         --        1,293
  Purchase of stock held in
    treasury...................    (148,924)        --         --        --           --     (4,132)      (4,132)
  Net income...................          --         --     37,152        --           --         --       37,152
                                 ----------   --------   --------      ----      -------   --------     --------
Balance, December 31, 1998.....  55,190,682    120,378     50,521        --         (596)   (10,808)     159,495
  Stock options exercised......     331,305      5,764         --        --           --         --        5,764
  Stock warrants exercised.....      27,028        540         --        --           --         --          540
  Purchase of stock held in
    treasury...................    (124,937)        --         --        --           --     (4,455)      (4,455)
  Retirement of treasury
    stock......................          --    (15,263)        --        --           --     15,263           --
  Tax benefit..................          --      2,475         --        --           --         --        2,475
  Payments from Benevolent
    Fund.......................          --         --         --        --          596         --          596
  Net income...................          --         --     50,993        --           --         --       50,993
                                 ----------   --------   --------      ----      -------   --------     --------
Balance, December 31, 1999.....  55,424,078   $113,894   $101,514      $ --      $    --   $     --     $215,408
                                 ==========   ========   ========      ====      =======   ========     ========

               The accompanying notes are an integral part of the
                supplementary consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

              SUPPLEMENTARY CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                                 (IN THOUSANDS)

                                                                1997       1998        1999
                                                              --------   ---------   ---------
Cash flows from operating activities:
  Net income................................................  $ 16,825   $  37,152   $  50,993
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................     3,071       9,963      27,734
    Amortization of deferred financing costs................        --         728       2,834
    Loss on sale of marketable securities...................        32          --          --
    Net amortization of investments premium (discount)......      (102)       (334)         16
    Extraordinary loss......................................        --       7,198       1,150
    Net loss on sale of property and equipment..............        26          19         134
    Deferred income taxes...................................      (980)     (2,626)     (1,370)
    Changes in operating assets and liabilities:
      Accounts receivable...................................    (6,256)    (31,105)    (29,642)
      Royalty receivable....................................      (226)     (2,345)      1,696
      Inventories...........................................    (4,753)    (15,706)     (6,854)
      Prepaid expenses and other assets.....................    (4,940)      2,912      (4,481)
      Accounts payable......................................     2,898       6,806      12,214
      Accrued expenses and other............................     7,861       7,215      34,553
      Deferred revenue......................................      (548)         --          --
      Deferred royalty payment..............................    (1,266)     (1,451)         --
      Income taxes..........................................     2,514       1,662       1,232
                                                              --------   ---------   ---------
         Net cash provided by operating activities..........    14,156      20,088      90,209
                                                              --------   ---------   ---------
Cash flows from investing activities:
  Purchase of investment securities.........................   (20,162)    (34,293)    (25,592)
  Proceeds from maturity and sale of investment
    securities..............................................     8,682      25,922      21,500
  Purchases of property, plant and equipment................    (1,430)    (81,432)     (9,170)
  Purchases of intangible assets............................   (54,161)   (345,618)    (98,199)
  Merger related costs......................................      (373)         --      (2,094)
  Proceeds from sale of property and equipment..............         2          44          20
                                                              --------   ---------   ---------
         Net cash used in investing activities..............   (67,442)   (435,377)   (113,535)
                                                              --------   ---------   ---------
Cash flows from financing activities:
  Proceeds from revolving credit facility...................    29,599          --      92,000
  Payments on revolving credit facility.....................   (23,447)         --     (66,000)
  Proceeds from issuance of common shares and exercise of
    stock options, net......................................     8,304      51,410       8,779
  Purchase of stock held in treasury........................    (2,353)     (4,132)     (4,455)
  Book overdraft............................................     1,423          --          --
  Repayment on shareholder notes receivable.................     2,093          --          --
  Proceeds from other long-term debt........................    55,923     658,741     150,000
  Payments on other long-term debt..........................   (23,798)   (262,318)   (136,021)
  Payments on notes payable.................................        --        (916)         --
  Due to affiliate..........................................      (994)      1,075         596
  Initial public offering costs.............................      (710)         --          --
  Debt issuance costs.......................................      (458)    (25,465)     (6,754)
                                                              --------   ---------   ---------
         Net cash provided by financing activities..........    45,582     418,395      38,145
                                                              --------   ---------   ---------
Increase (decrease) in cash.................................    (7,704)      3,106      14,819
Cash and cash equivalents, beginning of period..............    10,499       2,795       5,901
                                                              --------   ---------   ---------
Cash and cash equivalents, end of period....................  $  2,795   $   5,901   $  20,720
                                                              ========   =========   =========
Supplemental disclosure of cash paid for:
  Interest..................................................  $  2,335   $  13,929   $  50,411
                                                              ========   =========   =========
  Taxes.....................................................  $  2,974   $  11,507   $  30,576
                                                              ========   =========   =========

                 The accompanying notes are an integral part of
              the supplementary consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                                 (IN THOUSANDS)

     Supplemental schedule of non-cash investing and financing activities:

          For the years ended December 31, 1997, 1998 and 1999, the Company entered into capital leases totalling $85, $1,004 and $83, respectively.

          The Company purchased intangible assets financed by the seller of $75,000 in 1998.

          In connection with its purchases of intangible assets the Company assumed estimated liabilities of $3,062 and $2,913 for returns of products shipped prior to acquisition date during 1997 and 1998, respectively.

               The accompanying notes are an integral part of the
                supplementary consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

            NOTES TO SUPPLEMENTARY CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. THE COMPANY

     King Pharmaceuticals, Inc. ("King" or the "Company") is a vertically integrated pharmaceutical company that researches, develops, manufactures, markets and sells primarily branded prescription pharmaceutical products. Through a national sales force and copromotion arrangements, King markets its branded pharmaceutical products to general/family practitioners, internal medicine physicians and hospitals across the country. The Company also provides contract manufacturing for a number of the world's leading pharmaceutical and biotechnology companies.

     These supplementary consolidated financial statements include the accounts of King and its wholly owned subsidiaries, Monarch Pharmaceuticals, Inc., Parkedale Pharmaceuticals, Inc., Medco Research, Inc. (acquired February 25,
2000) and King Pharmaceuticals of Nevada, Inc. All intercompany transactions and balances have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates. The preparation of the supplementary consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities are affected by such estimates and assumptions. Actual results could differ from those estimates.

     Revenue Recognition. Sales are reported net of an estimate for returns and allowances, rebates and chargebacks when goods are shipped to the customer. Product sales and sales of manufactured products are recognized upon shipment. Development revenue is recognized upon approval of the product from the Food and Drug Administration. The Company records royalty revenue when it is earned, based on third party net sales of products under license.

     Cash and Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company's cash and cash equivalents are placed in large domestic banks which limit the amount of credit exposure.

     Inventories. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventory of product samples not distributed to third parties represent 11.3% of inventory as of December 31, 1999.

     Investments. The Company's investments primarily include marketable securities, which are recorded at cost, net of amortization of premiums and discounts. All premiums and/or discounts are amortized over the remaining term of the related security using the straight-line method, which does not differ significantly from the effective interest rate method. The Company's investments are accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This Statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments on debt securities. These investments are classified in three categories and are accounted for as follows:
(1) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity and reported at cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair

                           KING PHARMACEUTICALS, INC.

value, with unrealized gains and losses included in earnings; (3) debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. All of the Company's investments are accounted for as held-to-maturity securities as of December 31, 1998 and 1999. The classification of investments is determined on the date of acquisition. The Company reviews its investment portfolio as deemed necessary and, where appropriate, adjusts individual investments for other-than-temporary impairments. In February 2000, the Company sold its held to maturity investments as a result of the merger and recognized a loss on sale of $662.

     Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized.

     Financial Instruments and Derivatives. The Company does not use financial instruments for trading purposes. Financial instruments, which are a type of derivative instrument, are used to manage interest rate risks. The notional amounts of the interest rate protection agreements entered into by the Company are used to measure the interest to be paid or received and do not represent the amount of exposure to loss.

     The fair value of financial instruments are determined by reference to various market data or other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values.

     Property, Plant and Equipment. Property, plant and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method for financial statement purposes and accelerated methods for income tax purposes. The estimated useful lives are principally 15 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in income.

     In the event that facts and circumstances indicate that the cost of property, plant and equipment may be impaired, evaluation of recoverability is performed using the estimated future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a writedown is required.

     Capitalized Interest. For the years ended December 31, 1998 and 1999, the Company capitalized interest of approximately $239 and $381, respectively. The Company had no capitalized interest for the year ended December 31, 1997.

     Intangible Assets. Intangible assets which include product rights and goodwill are stated at cost, net of accumulated amortization. Amortization is computed over the estimated useful lives, ranging from 10 to 30 years, using the straight-line method. In addition, the Company capitalizes certain acquisition costs incurred in connection with the application for and the procurement of patents, trademarks and distribution rights. Costs are capitalized on a case-by-case basis relating to those territories where the Company anticipates receiving significant future benefits from the patent, and

                           KING PHARMACEUTICALS, INC.

are amortized over the life of the patent beginning at date of grant. Amortization periods on capitalized patent costs trademarks and distribution rights range from 3 to 20 years.

     The Company periodically reevaluates the propriety of the carrying amount of intangibles as well as the related amortization period to determine whether the current events and circumstances warrant adjustments to the carrying values and/or revised estimates of useful lives. This evaluation is performed using the estimated projected future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a writedown is required. To the extent such projection indicates that undiscounted cash flow is not expected to be adequate to recover the carrying amounts, the assets are written down to discounted cash flows.

     Other Assets. Other assets consist primarily of deferred financing costs which are being amortized over periods ranging from six to ten years. Amortization expense related to deferred financing costs was $0, $728 and $2,834 for 1997, 1998 and 1999, respectively, and has been included in interest expense.

     During 1998 and 1999, the Company repaid certain debt prior to maturity. The repayment resulted in extraordinary charges of $4,411, net of related tax benefits of $2,787 in 1998, and $705, net of related tax benefits of $445, in 1999, associated with the write-off of certain deferred financing costs.

     Self-Funded Health Insurance. The Company is self-insured with respect to its health care benefit program. The Company contributes estimated amounts to a third-party administrator on a monthly basis which are used to pay health care claims during the year. Under the plan, the Company pays a minimum amount annually and has an aggregate stop-loss limit based upon the number of participants and their insured status. Self-insured costs are accrued based upon reported claims and an estimated liability for claims incurred but not reported.

     Research and Development. The Company incurs research and development costs that are expensed as incurred. These costs were approximately $7,792, $10,749 and $16,316, for the years ended December 31, 1997, 1998 and 1999, respectively.

     Advertising and Promotion. The Company expenses advertising and promotion costs as incurred and these costs are included as selling, general and administrative expenses. Advertising and promotion costs for the years ended December 31, 1997, 1998 and 1999 were $1,583, $10,744 and $26,513, respectively.

     Statement of Accounting Standards Not Yet Adopted. In June 1998, the Board adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the effective date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133", that revises SFAS No. 133, to become effective in the first quarter of fiscal 2001. The Company is evaluating the provisions of SFAS No. 133, but does not anticipate its adoption to have a material impact on financial position or results of operations.

     Comprehensive Income. In 1997, the Company had other comprehensive income of $16, net of tax, related to an unrealized loss on securities. The Company had no other comprehensive income in 1998 or 1999.

                           KING PHARMACEUTICALS, INC.

3. CONCENTRATIONS OF CREDIT RISK

     A significant portion of the Company's sales is to customers in the pharmaceutical industry. Approximately, 19% and 17% of accounts receivable at December 31, 1998 and 1999, respectively were due from one customer. At December 31, 1998 and 1999, an additional 25% and 16%, respectively, were due from two other customers. The Company monitors the extension of credit to customers and has not experienced significant credit losses.

     The following table represents a summary of sales to significant customers as a percentage of the Company's total revenues:

                                                              1997    1998    1999
                                                              ----    ----    ----
Customer A..................................................  11.8%    n/a%   16.8%
Customer B..................................................   n/a    10.8    13.4
Customer C..................................................   n/a     n/a    11.6
Customer D..................................................  29.5    14.4     n/a

     n/a -- sales were less than 10% for the year.

     The majority of the royalty receivable balance at December 31, 1998 and 1999 relates to Fujisawa USA, Inc.

     The Company invests its excess cash primarily in U.S. Government and high-quality corporate debt securities and commercial paper. The commercial paper securities are highly liquid and the government securities typically mature within one to three years (although there is an established secondary market for sales at any given time). Based on the nature of the financial instruments and/or historical realization of these financial instruments, management believes they bear minimal risk.

4. INVESTMENTS

     The aggregate fair values of investment securities at December 31, 1998 and 1999 along with unrealized gains and losses determined on an individual security basis are as follows:

                                                         GROSS        GROSS
                                                       UNREALIZED   UNREALIZED
                                              COST       GAINS        LOSSES     MARKET
                                             -------   ----------   ----------   -------
1999 HELD TO MATURITY
U.S. Government Obligations................  $25,951      $ --        $ (278)    $25,673
Corporate Obligations......................   24,633        29          (235)     24,427
                                             -------      ----        ------     -------
Total securities held to maturity..........  $50,584      $ 29        $ (513)    $50,100
                                             =======      ====        ======     =======
1998 HELD TO MATURITY
U.S. Government Obligations................  $26,046      $217        $   --     $26,263
Corporate Obligations......................   20,462        --           (99)     20,363
                                             -------      ----        ------     -------
Total securities held to maturity..........  $46,508      $217        $  (99)    $46,626
                                             =======      ====        ======     =======

     There were no realized gains or losses in 1999, 1998 or 1997.

                           KING PHARMACEUTICALS, INC.

     The following represents the contractual maturities of investments held as of December 31, 1999.

Less than 1 year............................................  $17,001
1 to 5 years................................................   33,583
                                                              -------
          Total.............................................  $50,584
                                                              =======

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                1998       1999
                                                              --------   --------
Land........................................................  $  3,949   $  4,115
Buildings and improvements..................................    56,015     59,309
Machinery and equipment.....................................    33,430     39,100
Equipment under capital lease...............................     2,713      2,537
Construction in progress....................................     6,106      6,189
                                                              --------   --------
                                                               102,213    111,250
Less accumulated depreciation...............................    (7,766)   (13,491)
                                                              --------   --------
                                                              $ 94,447   $ 97,759
                                                              ========   ========

     Depreciation and amortization expense for the years ended December 31, 1997, 1998 and 1999 was $1,087, $4,336 and $5,809, respectively.

6. INVENTORY

     Inventory consists of the following:

                                                               1998      1999
                                                              -------   -------
Finished goods..............................................  $13,772   $18,085
Work-in-process.............................................    5,386     6,120
Raw materials...............................................    7,398     9,205
                                                              -------   -------
                                                              $26,556   $33,410
                                                              =======   =======

7. ACQUISITIONS/INTANGIBLE ASSETS

  Goodwill and Product Rights:

     On November 12, 1999, the Company purchased the rights, title and interest to the Tigan product line from Roberts Pharmaceuticals, Inc. for a purchase price of $6,493, including $93 related to the forgiveness of certain indebtedness owed by the Company. The purchase price is being amortized over its estimated useful life of 20 years. The acquisition was financed through borrowings on the Company's revolving credit facility.

     On July 30, 1999, the Company purchased the rights, title and interest in and to the trademark Lorabid within the United States and Puerto Rico, from Eli Lilly and Company for a purchase price of $90,500, plus acquisition costs of $1,299 and sales performance milestones. The sales performance milestones could bring the total price to $158,000 if the Company achieves annual product sales of $140,000. The entire purchase price of $90,500 was allocated to intangible assets and is being

                           KING PHARMACEUTICALS, INC.

amortized over its estimated useful life of 25 years for goodwill and 15 years for amounts allocated to the patents. The acquisition was financed through borrowings on the Company's revolving credit facility.

     On December 22, 1998, the Company acquired three branded pharmaceutical products from Hoechst Marion Roussel, Inc. ("HMR" or "Seller") for a purchase price of $362,500, plus acquisition costs of approximately $450. The acquired products were: (a) the U.S. rights to the Altace product line with patents expiring through 2008, (b) worldwide rights to the Silvadene product line, and
(c) worldwide rights to the AVC product line (collectively the "Altace Acquisition"). The purchase price was principally allocated to intangible assets and financed under the Company's Senior Credit Facility and a $75,000 note from the Seller (Note 9). Intangible assets are being amortized over 15 to 30 years.

     On June 30, 1998, the Company acquired the rights, title and interest to the Menest(R) product line for approximately $5,000. The entire purchase was allocated to intangible assets and is being amortized over its estimated useful life of 25 years. The acquisition was financed with proceeds resulting from the completion of the Company's June 25, 1998 initial public offering.

     On February 28, 1998, the Company acquired the rights, titles and interest to certain product lines, production facilities (the "Parkedale Facility"), and assumed contracts for manufacturing for third parties from Warner-Lambert Company (the "Sterile Products Acquisition"). The purchase price, including assumed liabilities of $2,913, of $127,913 was allocated to real estate and equipment based on fair values ($44,130 and $28,914, respectively) with the residual $54,869 being allocated to intangibles and is being amortized over 5 to 40 years and 25 years, respectively. The purchase price was financed under the Company's Credit Agreement.

     The following unaudited pro forma summary presents the financial information as if the acquisitions had occurred on January 1, 1998 These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisitions been made on January 1, 1998, nor is it indicative of future results.

                                                                  FOR THE YEAR ENDED
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1999
                                                              ------------   ------------
Total revenues..............................................    $406,294       $416,934
                                                                ========       ========
Net income..................................................    $ 36,470       $ 60,653
                                                                ========       ========
Basic and diluted income per common share...................    $   0.70       $   1.16
                                                                ========       ========

     In October 1989, the Company received FDA approval to market Adenocard in the United States. The Company entered into agreements with Fujisawa USA, Inc. ("Fujisawa") for the manufacture and marketing of Adenocard in the United States and Canada and receives royalties from Fujisawa based on a percentage of Adenocard net sales. The Company has also entered into an agreement with Sanofi Pharma (France) (Sanofi) for the manufacture and marketing of Adenocard in all countries other than the United States and Canada. In September 1991, Sanofi received marketing approval (under the trade name Adenocor) in the United Kingdom and, in May 1992, received marketing approval (under the trade name Krenosin) in Switzerland. The Company receives royalties from Sanofi based on a percentage of Adenocor and Krenosin sales. One half of all royalties received from Adenocard, Adenocor and Krenosin sales are payable by the Company to the

                           KING PHARMACEUTICALS, INC.

University of Virginia Alumni Patents Foundation from which the Company acquired rights to Adenocard.

     In 1988, the Company entered into a Development and License Agreement (the "Agreement") with Fujisawa that provides for Fujisawa to fund one-half of the development costs (as incurred) of Adenoscan, and other products. Under the agreement, Fujisawa will have manufacturing and marketing rights to these drugs in the United States and Canada upon the Company's receipt of the required regulatory approvals, and will pay the Company royalties based on sales of these drugs. Royalties received by the Company from sales of these drugs outside of the United States and Canada will be shared equally with Fujisawa. In May 1995, the FDA granted marketing clearance for Adenoscan in the United States. In May 1996, the parties entered into an agreement to jointly develop adenosine-based products having indications as cardioprotective agents. In March 1998, Fujisawa on behalf of itself and the Company, licensed additional intellectual property rights for intravenous adenosine in cardiac imaging and the right to use intravenous adenosine as a cardioprotectant in combination with thrombolytic therapy, balloon angioplasty and coronary bypass surgery and secured intellectual property rights to extend the exclusivity of Adenoscan until 2015. Pursuant to the Agreement and the May 1996 agreement, the Company paid its 50% share of the one-time up-front fee due to the licensor, which the Company capitalized and is amortizing over the life of the patents, and is obligated to pay its 50% share of a 6% royalty on Adenoscan net sales to this third party.

     In June 1998, Fujisawa assigned and transferred to the Company all of its right, title and interest in the May 1996 cardioprotective product development agreement, including all of Fujisawa's related scientific data and intellectual properties in the United States and Canada. In the event that the Company markets an adenosine-containing cardioprotective product, Fujisawa will receive an 8% royalty on the Company's net sales. In the event that the Company licenses a third party to sell such product, Fujisawa will receive 25% of licensing fees, milestone payments, royalties, and other considerations received by the Company from such third party after the Company has recouped $2,000 toward its investment plus its substantiated future development costs. Also in June 1998, the Company transferred the NDA for Adenocard and Adenoscan to Fujisawa and provided assistance to Fujisawa in connection with the contract manufacturing agreement for both products with a third party.

     Intangible assets consist of the following:

                                                                1998       1999
                                                              --------   --------
Altace, Silvadene, AVC......................................  $362,950   $362,950
Lorabid.....................................................        --     91,799
Sterile Products............................................    54,509     54,509
Septra, Proloprim, Mantadil, Kemadrin.......................    15,425     15,425
Cortisporin.................................................    23,694     23,694
Other.......................................................    30,566     37,059
Patents, trademark and distribution rights..................     2,514      2,514
                                                              --------   --------
                                                               489,658    587,950
Less accumulated amortization...............................    (7,446)   (29,395)
                                                              --------   --------
                                                              $482,212   $558,555
                                                              ========   ========

                           KING PHARMACEUTICALS, INC.

     Amortization expense for the years ended December 31, 1997, 1998, and 1999 was $1,984, $5,627, and $21,925, respectively.

8. LEASE OBLIGATIONS

     The Company leases certain office and manufacturing equipment and automobiles under noncancelable operating leases with terms from one to five years. Estimated future minimum lease payments, as of December 31, 1999 for leases with initial or remaining terms in excess of one year are as follows:

2000........................................................  $4,676
2001........................................................   3,554
2002........................................................   2,342
2003........................................................   1,387
2004........................................................     397

     Rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $349, $2,004, and $4.020, respectively.

     Additionally, the Company leases office space in its building to tenants under agreements ranging from one to twenty years. Such leases are accounted for as operating leases. Rental income for the years ended December 31, 1997, 1998 and 1999 was approximately $44, $40 and $40, respectively. As of December 31, 1999 estimated future minimum rental payments to be received each year from 2000 to 2004 is $40.

     Capital lease obligations for certain equipment as of December 31, 1999 are as follows:

2000........................................................  $  628
2001........................................................     447
2002........................................................     292
2003........................................................     160
                                                              ------
Total minimum lease payments................................   1,527
Less imputed interest.......................................      86
                                                              ------
Present value of minimum lease payments.....................   1,441
Less current maturities.....................................     562
                                                              ------
                                                              $  879
                                                              ======

9. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                               1998      1999
                                                              -------   -------
Product returns and chargebacks.............................  $ 9,397   $16,822
Rebates.....................................................      266    12,507
Accrued interest............................................    1,176     6,517
Other.......................................................    9,693    17,889
                                                              -------   -------
                                                              $20,532   $53,735
                                                              =======   =======

                           KING PHARMACEUTICALS, INC.

10. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                1998       1999
                                                              --------   --------
Senior Credit Facility:
  Revolving Credit Facility.................................  $ 19,000   $ 45,000
  Tranche A Term Loan.......................................   150,000     97,235
  Tranche B Term Loan.......................................   275,000    269,921
Senior Subordinated Notes with interest at 10 3/4% payable
  semiannually due March 2009...............................        --    150,000
Senior Subordinated Notes due to seller paid in March
  1999......................................................    75,000         --
Notes payable to former owners, due in equal annual
  installments of principal and interest (at a rate of 6%)
  of $1,226 through December 2003...........................     5,163      4,247
Note payable to shareholder, paid March 1999................     1,750         --
Various capital leases with interest rates ranging from 8.3%
  to 12.7% and maturing at various times through 2002.......     1,849      1,441
Other notes payable.........................................        35         13
                                                              --------   --------
                                                               527,797    567,857
       Less current portion.................................    13,310     14,502
                                                              --------   --------
                                                              $514,487   $553,355
                                                              ========   ========

     On March 3, 1999, the Company issued $150,000 of 10 3/4% Senior Subordinated Notes due 2009. Net proceeds of approximately $144,000 were used to repay outstanding indebtedness under the Senior Credit Facility ($69,000) and a note due to seller ($75,000). The debt is guaranteed by the Company's wholly owned subsidiaries.

     On December 22, 1998, the Company amended and restated its Credit Agreement (as defined below) dated as of February 27, 1998 (the "Senior Credit Facility") to: (a) finance the Altace Acquisition; (b) refinance the Company's then existing indebtedness; and (c) provide for ongoing working capital and other financing requirements. The Senior Credit Facility, as amended, provides for up to $525,000 of aggregate borrowing capacity, consisting of: a $150,000 tranche A term loan (the "Tranche A Term Loan"); a $275,000 tranche B term loan (the "Tranche B Term Loan"); and a revolving credit facility in an aggregate amount of $100,000 (the "Revolving Credit Facility"). The Revolving Credit Facility includes a $10,000 sublimit available for the issuance of letters of credit and a $5,000 sublimit available for swingline loans.

     As of December 31, 1999, the Company had $55,000 of available borrowings under its Revolving Credit Facility.

     The Tranche A Term Loan is subject to certain specified amortization payments required to be made in quarterly installments until December 22, 2004. The Tranche B Term Loan is subject to certain specified amortization payments required to be made in quarterly installments until December 22, 2006. The Revolving Credit Facility is available until December 22, 2004. In addition, the loans and the aggregate available commitments under the Senior Credit Facility will be reduced upon the occurrence of certain specified events.

                           KING PHARMACEUTICALS, INC.

     The loans under the Senior Credit Facility accrue interest, at the Company's option, at either (a) the base rate (which is based on the prime rate or the federal funds rate plus one-half of 1%) plus (i) in the case of the Tranche A Term Loan and borrowings under the Revolving Credit Facility, an applicable spread ranging from 1.25% to 2.25% (based on a leverage ratio) and
(ii) in the case of the Tranche B Term Loan, 2.75% or (b) the applicable LIBOR rate plus (i) in the case of the Tranche A Term Loan and borrowings under the Revolving Credit Facility, an applicable spread ranging from 2.25% to 3.25% (based on a leverage ratio) and (ii) in the case of the Tranche B Term Loan, 3.75%. In addition, the lenders under the Senior Credit Facility are entitled to customary facility fees based on (a) unused commitments under the Revolving Credit Facility and (b) letters of credit outstanding.

     The interest rates for borrowings under the Revolving Credit Facility, the Tranche A Term Loan and the Tranche B Term Loan as of December 31, 1999 were 9.71%, 9.74% and 10.24%, respectively.

     The Company's obligations under the Senior Credit Facility are unconditionally guaranteed on a senior basis by each direct and indirect majority owned U.S. subsidiary of the Company (collectively, the "Subsidiaries"). In addition, the Senior Credit Facility is collateralized by substantially all of the real and personal property of the Company.

     The Company's debt agreements contain covenants which, among other things, require the Company to comply with certain financial and other covenants. The financial covenants require the maintenance of certain ratios including interest coverage and leverage as defined in the agreements. As of December 31, 1999 the Company has complied with the covenants.

     On February 27, 1998, the Company entered into a $195,000 credit agreement ("Credit Agreement"). The Company used the proceeds from the Credit Agreement to finance the Warner Lambert Acquisition (Note 7), and pay off a $40,000 term loan and outstanding borrowings under a revolving credit facility as of February 27, 1998. The Credit Agreement was paid in full on December 22, 1998, with proceeds from the Senior Credit Facility.

     The Company has entered into several interest rate swap agreements designated as a partial hedge of the Company's variable interest rate debt. The purpose of these swaps is to fix interest rates on variable rate debt and reduce certain exposures to interest rate fluctuations. At December 31, 1999, the Company had interest rate swaps with notional amounts aggregating $285,000. Under these agreements, the Company pays a weighted average fixed rate of 5.78% and receives a rate equivalent to the three-month and one-month LIBOR. The notional amounts do not represent the amounts exchanged by the parties. The agreements expire between 2004 and 2006.

     On November 12, 1999, the Company entered into an interest rate swap agreement related to its fixed rate senior subordinated notes. The notional amount at December 31, 1999 was $150.0 million and the agreement expires in 2009. Under this agreement the Company exchanged its fixed rate 10.75% for a floating rate based on LIBOR with the floating rate being fixed at 9.89% through November 15, 2002. Thereafter the Company pays a floating rate based on the three month LIBOR.

                           KING PHARMACEUTICALS, INC.

     The aggregate maturities of long-term debt (including capital lease obligations -- Note 8) at December 31, 1999 are as follows:

  2000......................................................  $ 14,502
  2001......................................................    19,576
  2002......................................................    24,553
  2003......................................................    29,623
  2004......................................................    28,315
  Thereafter................................................   451,288
                                                              --------
                                                              $567,857
                                                              ========

11. FINANCIAL INSTRUMENTS

     The following disclosures of the estimated fair values of financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

     Cash and Cash Equivalents, Trade Receivables, Royalty Receivable and Accounts Payable. The carrying amounts of these items are a reasonable estimate of their fair values.

     Investments. The fair value of investments was based primarily on quoted market prices (see Note 4). If quoted market prices are not readily available, fair values are based on quoted market prices of comparable instruments.

     Long-Term Debt. The fair value of the Company's long-term debt, including the current portion, at December 31, 1998 and 1999, is estimated to be approximately $527,500 and $563,300, respectively, using discounted cash flow analyses and based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

     Interest Rate Swaps. The estimated fair market value of the interest rate swap agreements at December 31, 1998 and 1999, as determined by the issuing financial institution and based on the estimated termination values, was an unrealized loss of approximately $2,787 and an unrealized gain of $1,045, respectively.

12. INCOME TAXES

     The net income tax expense (benefit) is summarized as follows:

                                                              1997     1998      1999
                                                             ------   -------   -------
Current....................................................  $5,237   $17,890   $31,356
Deferred...................................................    (980)   (2,263)   (1,370)
                                                             ------   -------   -------
          Total expense....................................  $4,257   $15,627   $29,986
                                                             ======   =======   =======

                           KING PHARMACEUTICALS, INC.

     A reconciliation of the difference between the federal statutory tax rate and the effective income tax rate as a percentage of income before income taxes and extraordinary item is as follows:

                                                              1997     1998     1999
                                                              -----    -----    ----
Federal statutory tax rate..................................   34.0%    35.0%   35.0%
State income taxes, net of federal benefit..................    3.0      3.3     3.0
Change in valuation allowance...............................  (15.5)   (10.3)     --
Permanent differences.......................................    0.4      0.1    (0.6)
Other.......................................................   (1.7)    (0.8)   (0.7)
                                                              -----    -----    ----
  Effective tax rate........................................   20.2%    27.3%   36.7%
                                                              =====    =====    ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liability are as follows:

                                                               1998       1999
                                                              -------   --------
Accrued expenses............................................  $ 5,307   $ 13,809
State net operating loss carryforward.......................      793      1,648
Tax credit carryforwards....................................    1,264      1,436
Other.......................................................      949        834
                                                              -------   --------
          Total deferred tax assets.........................    8,313     17,727
                                                              -------   --------
Property, plant and equipment...............................   (3,792)    (6,922)
Intangible assets...........................................   (3,721)    (8,635)
Miscellaneous...............................................     (165)      (165)
                                                              -------   --------
          Total deferred tax liabilities....................   (7,678)   (15,722)
                                                              -------   --------
          Net deferred tax asset............................  $   635   $  2,005
                                                              =======   ========

     The Company's state net operating loss carryforward of approximately $50,000 expires in 2014. Management has determined, based on both their ability to carryback earnings to prior years and existing deferred tax liabilities, it is more likely than not that the deferred tax assets will be realizable and no valuation allowance has been recorded.

     At December 31, 1998 and 1999, the Company had federal tax credit carryforwards of approximately $974 and $1,436 which expire through 2019.

13. BENEFIT PLANS

     The Company maintains two defined contribution employee benefit plans which covers substantially all employees. The plans allows for employees' salary deferrals, which are matched by the Company up to a specific amount under provisions of the plans. Company contributions during the years ended December 31, 1997, 1998 and 1999, were $335, $1,093 and $1,531, respectively. The plans also provides for discretionary profit-sharing contributions by the Company.

14. COMMITMENTS AND CONTINGENCIES

  Agreements with Fujisawa:

     In June 1998, the Company received a $4,000 payment from Fujisawa for the transfer of the Adenoscan and Adenocard NDAs and for the assistance provided by the Company to Fujisawa in

                           KING PHARMACEUTICALS, INC.

connection with its contract manufacturing agreement with a third party relating to Adenoscan and Adenocard. The Company has included this payment in other income. Additionally, the Company incurred a one-time charge of $2,361 pertaining to the purchase of Fujisawa's commercialization rights and related intellectual properties for the cardioprotection application of intravenous adenosine, which is included in research and development expenses.

     In October 1999, Fujisawa entered into a world-wide, exclusive license for the use of adenosine under U.S. Patent No. 4,824,660 ("the '660 patent") over the seven year remaining life of the '660 patent. Fujisawa sub-licensed the Company under the '660 patent and the Company is obligated to pay Fujisawa sub-license fees of $2,250, of which $500 was paid in 1999. This license fee is included in 1999 research and development expenses.

  Patents, Trademarks and Distribution Rights:

     The Company is engaged in the development of new prescription drugs in pursuit of obtaining governmental marketing approvals in the United States and other countries. The Company acquires from third parties exclusive rights to develop and market various drugs, including related patents and trademarks (where applicable), and develops drugs and seeks patents and trademarks for its products on a proprietary basis. Agreements under which the Company acquires such rights from third parties generally require the Company to finance the costs of clinical trials and the filing of New Drug Applications ("NDAs") with the United States Food and Drug Administration ("FDA") and, in some instances, comparable applications with appropriate regulatory agencies in other countries. The Company is also typically required to pay royalties to such third parties based on sales of the applicable approved drugs. The Company also may be obligated to pay to third parties advance royalties or licensing fees, some of which may be based on the attainment of specified milestones.

     Under present agreements with third parties, the Company has obligations as of December 31, 1999 to pay $1,900 in nonrefundable payments which are payable through April 25, 2006. At December 31, 1999, approximately $400 of this obligation is included in accounts payable and accrued expenses and the remaining obligation of $1,500 is included in other long-term obligations in the consolidated balance sheet. The Company may also be required to pay a maximum of $5,500 in nonrefundable payments generally upon the completion of development milestones and the FDA's approvals of NDAs for certain compounds.

  Legal:

     In May 1998, the Company was named as a co-defendant in a wrongful death and survival action in the District Court of Gregg County, Texas. The action demands an unspecified amount. This action relates to the manufacture of the anorexigenic product for SmithKline.

     Many distributors, marketers and manufacturers of anorexigenic drugs have been subject to claims relating to the use of these drugs. The Company is a defendant in various lawsuits which claim damages for personal injury arising from the Company's production of the anorexigenic drug, phentermine, under contract for SmithKline. Generally, the lawsuits allege that the defendants (1) misled users of the products with respect to the dangers associated with them,
(2) failed to adequately test the products and (3) knew or should have known about the negative effects of the drugs, and should have informed the public about the risks of such negative effects. The actions generally have been brought by individuals in their own right and have been filed in various state and

                           KING PHARMACEUTICALS, INC.

federal jurisdictions throughout the United States. They seek, among other things, compensatory and punitive damages and/or court supervised medical monitoring of persons who have ingested the product. The Company expects to be named in additional lawsuits related to the company's production of the anorexigenic drug under contract for SmithKline.

     While the Company cannot predict the outcome of these suits, the Company believes that the claims against it are without merit and intends to vigorously pursue all defenses available to it. The Company is being indemnified in all of these suits by SmithKline for which it manufactured the anorexigenic product, provided that neither the lawsuits nor the associated liabilities are based upon the independent negligence or intentional acts of the Company, and intends to submit a claim for all unreimbursed costs to its product liability insurance carrier. However, in the event that SmithKline is unable to satisfy or fulfill its obligations under the indemnity, the Company would have to defend the lawsuit and be responsible for damages, if any, which are awarded against it or for amounts in excess of the Company's product liability coverage.

  Other:

     The Parkedale Facility was one of six facilities owned by Warner-Lambert subject to a Consent Decree of Permanent Injunction issued August 1993 in United States of America v. Warner-Lambert Company and Melvin R. Goodes and Lodewijk J.R. DeVink (U.S. Dist. Ct., Dist. of N.J.) (the "Consent Decree"). The Parkedale Facility is currently manufacturing pharmaceutical products subject to the Consent Decree which prohibits the manufacture and delivery of specified drug products unless, among other things, the products conform to current good manufacturing practices and are produced in accordance with an approved abbreviated new drug application or new drug application. The Company is in the process of petitioning for, and if appropriate, obtaining relief from the Consent Decree.

     The Company is involved in various routine legal proceedings incident to the ordinary course of its business. Management believes that the outcome of all pending legal proceedings in the aggregate will not have a material adverse affect on the Company's consolidated financial position, results of operations, or cash flow.

15. SEGMENT INFORMATION

     The Company's business is classified into three reportable segments; Branded Pharmaceuticals, Contract Manufacturing and Licensed Products. Branded Pharmaceuticals include a variety of branded prescription products over four therapeutic areas, including cardiovascular, anti-infective, vaccines and biologicals and women's health products. These branded prescription products have been aggregated because of the similarity in regulatory environment, manufacturing process, method of distribution, and type of customer. Licensed Products represents the licensed manufacturing and marketing rights to some of the Company's products to corporate partners in exchange for licensing fees and royalty payments on future product sales. Contract Manufacturing represents contract manufacturing services provided for pharmaceutical and biotechnology companies. The classification all other primarily includes generic pharmaceutical, companion animal health products and development services.

     The Company primarily evaluates its segments based on gross profit. Reportable segments were separately identified based on revenues, gross profit and total assets.

                           KING PHARMACEUTICALS, INC.

     The following represents selected information for the Company's operating segments for the periods indicated:

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1997       1998        1999
                                                          --------   ---------   ---------
Total revenues:
  Branded pharmaceuticals...............................  $37,912    $125,399    $304,004
  Licensed Products.....................................   20,000      27,544      31,650
  Contract manufacturing................................    7,962      54,734      70,524
  All Other.............................................    3,015       6,453       9,511
  Eliminations..........................................     (980)    (23,123)    (35,768)
                                                          -------    --------    --------
     Consolidated total revenues........................  $67,909    $191,007    $379,921
                                                          =======    ========    ========
Gross profit (loss):
  Branded pharmaceuticals...............................  $33,165    $ 94,452    $234,325
  Licensed Products.....................................   17,015      22,671      25,990
  Contract manufacturing................................     (187)       (531)     (4,858)
  All Other.............................................    1,897       5,490       5,599
                                                          -------    --------    --------
     Consolidated gross profit..........................  $51,890    $122,082    $261,056
                                                          =======    ========    ========

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Total assets:
  Branded pharmaceuticals...................................  $522,218   $637,225
  Licensed Products.........................................    64,285     77,162
  Contract manufacturing....................................   144,614    168,484
  All Other.................................................     1,735      1,070
  Eliminations..............................................    (2,500)    (2,600)
                                                              --------   --------
     Consolidated total assets..............................  $730,352   $881,341
                                                              ========   ========

     Capital expenditures of $1,430, $81,432 and $9,170 for the years ended December 31, 1997, 1998 and 1999, respectively, are substantially utilized for contract manufacturing purposes.

16. RELATED PARTY TRANSACTIONS

THE UNITED COMPANY

     In connection with its purchase of Cortisporin in 1997, the Company received $8,750 from The United Company for 4,571,033 common shares.

OTHER

     Certain management and employees of the Company sit on the board of directors of a private foundation. The Company made contributions to this foundation and expensed approximately $994 and $247 for the years ended December 31, 1997 and 1998, respectively. At December 31, 1997 and 1998, the Company had receivables from this foundation of approximately $1,671 and $596, respectively, for expenses paid by the Company on their behalf. The remaining balance was paid in full during 1999.

                           KING PHARMACEUTICALS, INC.

     The Company donated inventory to the private foundation with a cost of $1,780 in 1999.

     For the year ended December 31, 1998 and 1999, the Company paid Bourne & Co., Inc., an affiliate of a director and since January 1999 an officer of the Company, $2,475 and $108 for consulting services and the purchase of furniture. In connection with the Altace Acquisition and related financing, Bourne & Co., Inc., received $1,250 in January 1999. For the year ended December 31, 1997, the Company paid Bourne & Co., Inc., approximately $651 for its advisory services in the acquisition of the Cortisporin product line and $62 for consulting services.

     In September 1998, the Company purchased for approximately $350 the primary residence of an officer of the Company in connection with his relocation to the Parkedale Facility. The Company believes the purchase price was at fair market value. The property was sold in February 2000.

     Fees of $24, $108 and $144 as well as related travel expenses were paid in 1999, 1998 and 1997, respectively, to an individual director for consulting with the Company on matters such as acquisitions, financial public relations and pending litigation.

17. STOCKHOLDERS' EQUITY

COMMON SHARES

     The Company is authorized to issue 150 million shares of no par value common stock. As of December 31, 1998 and 1999 there were 55,190,682 and 55,424,078 shares outstanding, respectively.

STOCK SPLITS

     On October 4, 1999 the Company's board of directors declared a three for two stock split for shareholders of record as of October 28, 1999, to be distributed November 11, 1999. The stock split has been reflected in all share data contained in these financial statements.

     On November 15, 1997, the shareholders approved a stock split of 2.8 common shares for each share of the Company's common shares outstanding.

STOCK OPTION PLANS

     In 1989, the Company adopted the 1989 Stock Option and Stock Appreciation Rights Plan (the "1989 Stock Option Plan"). The 1997 Incentive and Nonqualified Stock Option Plan for Employees (the "1997 Stock Option Plan") was adopted in 1997. In February 1998, the Company adopted the 1998 Non-employee Director Stock Option Plan (the "1998 Stock Option Plan"), The aggregate number of shares which may be issued under the 1989, 1997 and 1998 Stock Option Plans shall not exceed 6,662,213, (1,412,213, 4,800,000 and 450,000, respectively). No Stock
Appreciation Rights have been granted.

     During 1998, the Company granted 334,125 options of common stock to employees under the 1997 Stock Option Plan at an exercise price equal to fair market value at date of grant. On March 1, 1999, the Company granted 398,175 options of common stock to employees under the 1997 Stock Option Plan at an exercise price of $16.083 per share and on November 24, 1999 the Company granted 575,750 options of common stock to employees at an exercise price of $45.0625 per share.

                           KING PHARMACEUTICALS, INC.

     As of December 31, 1999, the Company had 698,035 options outstanding of which 244,175 are exercisable under the 1989 Stock Option Plan. As a result of the merger all outstanding options vested immediately and are exercisable.

     As of December 31, 1999, the Company had 1,212,294 options outstanding of which 764,675 are vested and exercisable under the 1997 stock option plan. Options under the 1997 Stock Option Plan vest at various times through 2001 and expire 10 years from the date of grant.

     During 1998, the Company granted 75,000 options of common stock to its directors under the 1998 Stock Option Plan at an exercise price equal to the initial public offering price. The options vested immediately upon grant. As of December 31, 1999, the Company had 75,000 options vested, exercisable and outstanding. Options under the 1998 Stock Option Plan expire 10 years from the date of grant.

     A summary of the status of the Company's Plans of December 31, 1999 and changes during the years, ended December 31, 1998 and 1999 are presented in the table below:

                                                   1997 STOCK OPTION     1998 STOCK OPTION     1989 STOCK OPTION
                                                          PLAN                  PLAN                 PLAN
                                                  --------------------   ------------------   -------------------
                                                              WEIGHTED             WEIGHTED              WEIGHTED
                                                              AVERAGE              AVERAGE               AVERAGE
                                                              EXERCISE             EXERCISE              EXERCISE
                                                   SHARES      PRICE     SHARES     PRICE      SHARES     PRICE
                                                  ---------   --------   -------   --------   --------   --------
Shares under option:
  Outstanding at January 1, 1997................         --    $   --         --    $   --    $528,385    $ 7.43
    Granted.....................................         --        --         --        --     270,334      9.46
    Exercised...................................         --        --         --        --     (18,244)     7.43
    Forfeited, expired or cancelled.............         --        --         --        --    (115,634)     9.46
                                                  ---------    ------    -------    ------    --------    ------
  Outstanding at December 31, 1997..............         --        --         --        --     664,841      8.11
    Granted.....................................    334,125      9.35     75,000      9.33     230,370     13.51
    Exercised...................................         --        --         --        --     (78,314)     7.43
    Forfeited, expired or cancelled.............     (3,825)     9.33         --        --     (60,583)     9.46
                                                  ---------    ------    -------    ------    --------    ------
  Outstanding at December 31, 1998..............    330,300      9.35     75,000      9.33     756,314      9.46
    Granted.....................................    973,925     39.33         --        --     228,826     17.57
    Exercised...................................    (48,499)    23.93         --        --    (282,806)     7.43
    Forfeited, expired or cancelled.............    (43,432)    15.33         --        --      (4,299)    12.84
                                                  ---------    ------    -------    ------    --------    ------
  Outstanding at December 31, 1999..............  1,212,294    $27.72     75,000    $ 9.33     698,035    $13.51
                                                  =========    ======    =======    ======    ========    ======
  Weighted average fair value of options granted
    in 1999.....................................        N/A    $19.72        N/A    $ 9.33         N/A    $17.39
                                                  =========    ======    =======    ======    ========    ======
  Options available for grant at December 31,
    1999........................................  3,539,207       N/A    375,000       N/A          --       N/A
                                                  =========    ======    =======    ======    ========    ======

     Options outstanding at December 31, 1999 have exercise prices between $8.88 and $45.06, with a weighted average exercise price of $23.33 and a remaining contractual life of approximately 8.9 years.

                           KING PHARMACEUTICALS, INC.

     The Company has adopted the disclosure only provision of SFAS No. 123, "Accounting for Stock Based Compensation." Accordingly, since options were granted at fair value, no compensation cost has been recognized for stock options granted to date. Had compensation cost for these plans been determined for options granted, consistent with SFAS No. 123, the Company's net income and diluted income per share would have decreased to the following pro forma amounts for the year ended December 31, 1999:

                                                             1997      1998      1999
                                                            -------   -------   -------
Income before extraordinary item:
  As reported.............................................  $16,825   $41,563   $51,698
                                                            =======   =======   =======
  Pro Forma...............................................  $15,662   $39,471   $39,294
                                                            =======   =======   =======
Net income:
  As reported.............................................  $16,825   $37,152   $50,993
                                                            =======   =======   =======
  Pro Forma...............................................  $15,662   $35,060   $38,589
                                                            =======   =======   =======
Diluted income per share:
Income before extraordinary item:
  As reported.............................................  $  0.36   $  0.79   $  0.93
                                                            =======   =======   =======
  Pro Forma...............................................  $  0.34   $  0.75   $  0.71
                                                            =======   =======   =======
Net income:
  As reported.............................................  $  0.36   $  0.71   $  0.92
                                                            =======   =======   =======
  Pro Forma...............................................  $  0.34   $  0.67   $  0.69
                                                            =======   =======   =======

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998 and 1999: expected lives ranging from 3 to 5 years; expected volatility of approximately 72%; expected dividend yield of $0 and risk-free interest rates ranging from 5.19% to 6.02%.

18. INCOME PER SHARE

     The basic and diluted income before extraordinary item per share was determined as follows:

                                                     1997          1998          1999
                                                  -----------   -----------   -----------
Income before extraordinary item available to
  common shareholders...........................  $    16,825   $    41,563   $    51,698
                                                  ===========   ===========   ===========
Basic income per share:
  Weighted average common shares................   46,530,770    52,306,915    55,196,450
                                                  -----------   -----------   -----------
  Basic income per common share.................  $      0.36   $      0.79   $      0.94
                                                  ===========   ===========   ===========
Diluted income per share weighted average common
  shares........................................   46,530,770    52,306,915    55,196,450
  Effect of stock options.......................       50,847       265,289       579,067
                                                  -----------   -----------   -----------
  Weighted average common shares plus assumed
     conversions................................   46,581,617    52,572,204    55,775,517
                                                  -----------   -----------   -----------
  Diluted income per share......................  $      0.36   $      0.79   $      0.93
                                                  ===========   ===========   ===========

                           KING PHARMACEUTICALS, INC.

19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following table sets forth summary quarterly financial information for the years ended December 31, 1998 and 1999:

1998 BY QUARTER                                      FIRST    SECOND     THIRD    FOURTH
---------------                                     -------   -------   -------   -------
Total revenues....................................  $31,356   $46,651   $54,515   $54,485
Gross profit......................................   22,728    31,684    32,931    34,739
Operating income..................................   12,452    15,872    18,698    18,155
Income before extraordinary item..................    7,532    11,610    11,019    11,402
Net income........................................    7,246    11,610    11,019     7,277
Basic and diluted income per common share(1):
  Income before extraordinary item................     0.15      0.23      0.20      0.22
  Net income......................................     0.15      0.23      0.20      0.14

1999 BY QUARTER                                    FIRST    SECOND     THIRD      FOURTH
---------------                                   -------   -------   --------   --------
Total revenues..................................  $67,569   $84,939   $114,119   $113,294
Gross profit....................................   50,430    60,227     76,197     74,202
Operating income................................   27,161    32,984     43,023     33,625
Income before extraordinary item................    9,508    13,183     18,397     10,610
Net income......................................    8,803    13,183     18,397     10,610
Basic income per common share(1):
  Income before extraordinary item..............     0.17      0.24       0.33       0.19
  Net income....................................     0.16      0.24       0.33       0.19

---------------

(1) Quarterly amounts do not add to annual amounts due to the effect of rounding on a quarterly basis.

20. GUARANTOR FINANCIAL STATEMENTS

     The Company's wholly-owned subsidiaries Monarch Pharmaceuticals, Inc., Medco Research, Inc., Parkedale Pharmaceuticals, Inc. and King Pharmaceuticals of Nevada, Inc. (the "Guarantor Subsidiaries") have guaranteed the Company's performance under the $150,000 10 3/4% Senior Subordinated Notes due 2009 on a joint and several basis. There are no restrictions under the Company's financing arrangements on the ability of the Guarantor Subsidiaries to distribute funds to the Company in the form of cash dividends, loans or advances. The following combined financial data provides information regarding the financial position, results of operations and cash flows of the Guarantor Subsidiaries (condensed consolidated/combined financial data). Separate financial statements and other disclosures concerning the Guarantor Subsidiaries are not presented because management has determined that such information would not be material to the holders of the notes.

                           KING PHARMACEUTICALS, INC.

                             GUARANTOR SUBSIDIARIES
                       CONDENSED COMBINED BALANCE SHEETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1999
                                                              ------------   ------------
Current assets:
  Cash......................................................    $  4,742       $ 12,269
  Investments, held to maturity.............................      21,434         17,001
  Accounts Receivable.......................................      30,559         63,382
  Royalty receivable........................................       8,349          6,691
  Inventory.................................................      20,089         27,433
  Prepaid expenses and other current assets.................         848          6,382
  Deferred income taxes.....................................         458            607
                                                                --------       --------
          Total current assets..............................      86,479        133,765
                                                                --------       --------
  Property, plant, and equipment, net.......................      73,091         75,267
  Intangible assets, net....................................     119,487        120,316
  Other assets..............................................       1,228          2,506
  Investments, held to maturity.............................      25,074         33,583
                                                                --------       --------
          Total assets......................................    $305,359       $365,437
                                                                ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $  8,796       $ 22,275
  Current portion of long-term debt.........................          --             27
  Accrued expenses and other liabilities....................      16,082         44,694
  Income taxes payable......................................          --          4,755
                                                                --------       --------
          Total current liabilities.........................      24,878         71,751
                                                                --------       --------
  Long-term debt............................................          --             42
  Other long-term liabilities...............................         150          1,500
  Intercompany payable......................................     175,613         57,290
                                                                --------       --------
          Total liabilities.................................     200,641        130,583
                                                                --------       --------
  Shareholders' equity......................................     104,718        234,854
                                                                --------       --------
          Total liabilities and shareholders' equity........    $305,359       $365,437
                                                                ========       ========

                           KING PHARMACEUTICALS, INC.

            GUARANTOR SUBSIDIARIES COMBINED STATEMENTS OF OPERATIONS

                                                                      FOR THE YEAR
                                                                   ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------   --------   --------
REVENUES:
          Total net revenues................................  $57,912   $183,601   $364,825
                                                              -------   --------   --------
OPERATING COSTS AND EXPENSES:
  Cost of sales.............................................    4,804     60,053    104,187
  Royalty expense...........................................    2,985      4,873      5,661
  Selling, general, and administrative......................   12,898     24,728     67,653
  Depreciation and amortization.............................    2,045      7,973     14,824
  Research and development expense..........................    6,328      9,740     13,673
                                                              -------   --------   --------
          Total operating costs and expenses................   29,060    107,367    205,998
                                                              -------   --------   --------
OPERATING INCOME............................................   28,852     76,234    158,827
OTHER (EXPENSES) INCOME.....................................      605    (10,590)       127
                                                              -------   --------   --------
  Income before income taxes................................   29,457     65,644    158,954
                                                              -------   --------   --------
  Income tax expense........................................    7,624     19,260     31,687
                                                              -------   --------   --------
          NET INCOME........................................  $21,833   $ 46,384   $127,267
                                                              =======   ========   ========

                           KING PHARMACEUTICALS, INC.

            GUARANTOR SUBSIDIARIES COMBINED STATEMENTS OF CASH FLOWS

                                                                       FOR THE YEAR
                                                                    ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1997       1998        1999
                                                              -------   ---------   --------
Net income..................................................  $21,833   $  46,384   $127,267
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Amortization and Depreciation.............................    2,045       7,973     14,824
  Loss on disposition of assets.............................       --          --        143
Changes in operating assets and liabilities:
  Accounts payable..........................................    3,833       5,379     18,505
  Inventory.................................................   (4,999)    (15,090)    (7,344)
  Prepaid expenses and other assets.........................   (5,149)     (1,425)    (1,224)
  Accrued expenses..........................................    4,664       6,968     25,404
  Income taxes..............................................       --      (1,686)     4,204
  Accounts receivable.......................................   (6,193)    (25,241)   (31,258)
                                                              -------   ---------   --------
          Net cash provided by operating activities.........   16,034      23,262    150,521
                                                              -------   ---------   --------
Cash flow from investing activities:
  Purchase of investment securities.........................  (20,162)    (34,293)   (25,592)
  Proceeds from maturity or sale of investments.............    8,479      25,922     21,500
  Merger related costs......................................                            (715)
  Process from sale of property and equipment...............       --          14          2
  Purchases of intangible assets............................  (65,286)    (60,901)    (6,400)
  Purchases of property and equipment.......................     (101)    (75,658)    (6,584)
                                                              -------   ---------   --------
          Net cash used in investing activities.............  (77,070)   (144,916)   (17,789)
                                                              -------   ---------   --------
Cash flows from financing activities:
  Increase (decrease) in inter-company payable..............   52,236     128,271   (123,218)
  Increase (decrease) in long-term debt.....................    1,762      (1,762)        69
  Proceeds from exercise of stock options and warrants......    5,113       1,293        297
  Purchase of stock held in treasury........................   (4,455)     (4,132)    (2,353)
                                                              -------   ---------   --------
          Net cash provided by (used in) financing
            activities......................................   54,656     123,670   (125,205)
                                                              -------   ---------   --------
Change in cash and cash equivalents.........................   (6,380)      2,016      7,527
Cash and cash equivalents at beginning of period............    9,106       2,726      4,742
                                                              -------   ---------   --------
Cash and cash equivalents at end of period..................  $ 2,726   $   4,742   $ 12,269
                                                              =======   =========   ========

21. SUBSEQUENT EVENTS

     On February 25, 2000, the Company completed a merger with Medco Research, Inc. ("Medco") by exchanging 7,221,125 shares of it common stock for all of the common stock of Medco. Each share of Medco was exchanged for .6757 of one share of King common stock. In addition, outstanding Medco stock options were converted at the same exchange rate into options to purchase approximately 695,164 shares of King common stock.

     The merger has been accounted for as a pooling of interests. In connection with this transaction the Company expects to charge to expense between $16,000 and $24,000 of merger related costs in the first quarter of 2000.

                           KING PHARMACEUTICALS, INC.

     In February 2000, the Company paid $2,823 to a director for services performed in connection with the successful completion of the merger.

     The following information presents certain unaudited financial statement data of the separate companies as of December 31, 1998, 1999 and for the three years in the period ended December 31, 1999, preceding the merger:

                                                                      FOR THE YEAR
                                                                   ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------   --------   --------
Net revenues:
  King......................................................  $47,909   $163,463   $348,271
  Medco.....................................................   20,000     27,544     31,650
                                                              -------   --------   --------
                                                              $67,909   $191,007   $379,921
                                                              =======   ========   ========
Net income:
  King......................................................  $ 6,612   $ 20,910   $ 44,949
  Medco.....................................................   10,213     16,242      6,044
                                                              -------   --------   --------
                                                              $16,825   $ 37,152   $ 50,993
                                                              =======   ========   ========

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Total assets
  King......................................................  $668,171   $805,689
  Medco.....................................................    62,181     75,652
                                                              --------   --------
                                                              $730,352   $881,341
                                                              ========   ========

     In March 2000, the United States Food and Drug Administration notified the Company that the methods, facilities and control used by the Parkedale facility in the manufacture, processing and packaging of Fluogen(R), the Company's influenza virus vaccine, were not in compliance with current Good Manufacturing Practices ("cGMP"). The FDA therefore informed Parkedale that it must suspend production and distribution of Fluogen(R) until the Parkedale facility meets the applicable cGMP standards for the manufacture and distribution of Fluogen(R). The FDA has received the Company's initial response to its March 10 notification and following discussions with the FDA, the Company has filed with the FDA its written certification of conformance that the Company is now sufficiently in compliance with cGMP manufacturing standards to resume the manufacture of Fluogen(R) and the Company has now resumed the manufacture of Fluogen(R). The distribution of Fluogen(R) remains suspended pursuant to the FDA's order. The Company cannot resume the distribution of Fluogen(R) until the FDA conducts an on-site inspection of the Parkedale facility and finds the facility in substantial compliance with cGMPs. The Company is working to meet all of the FDA's requirements to resume distribution of Fluogen(R), which can occur upon the FDA's verification that Parkedale has satisfactorily completed all required corrective measures and is in substantial compliance with cGMP standards. Fluogen(R)'s gross sales totaled $32.0 million, while net sales equaled $28.7 million, for the year ended December 31, 1999. Gross profit for Fluogen(R) equaled $6.9 million for the same period. While the Company is pursuing all actions reasonably necessary to assure Fluogen(R)'s availability during the upcoming flu season commencing in September 2000, the Company cannot be sure that it will be able to satisfy the FDA's concerns respecting the cGMP standards applicable to Fluogen(R). Consequently, the Company cannot be sure that it will be able to market or distribute any amount of vaccine, if at all, in the future.

Prospectus

                                  $350,000,000

                           KING PHARMACEUTICALS, INC.

                                  COMMON STOCK

                                PREFERRED STOCK

                                DEBT SECURITIES

                                 DEBT WARRANTS

                           -------------------------

     King Pharmaceuticals, Inc. may offer and sell shares of common stock, shares of preferred stock, debt securities and debt warrants. These securities may be offered and sold from time to time for an aggregate offering price of up to $350,000,000. We will provide the specific terms and the initial public offering prices of these securities in an accompanying prospectus supplement.

     We may sell the securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in an accompanying prospectus supplement.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 19, 2000.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission using a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total of $350,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or update other information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus our Annual Report on Form 10-K for the year ended December 31, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning:

        King Pharmaceuticals, Inc.
        501 Fifth Street
        Bristol, Tennessee 37620
        Attention: Kyle P. Macione, Executive Vice President, Investor Relations
        Telephone: 423.989.8077

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus contains (or incorporates by reference) certain "forward-looking statements," such as statements concerning our anticipated financial or product performance and other non-historical facts. Since these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others:

     - anticipated developments and expansions of our business;

     - increases in sales of recently acquired products;

     - development of product line extensions;

     - the products which we expect to offer;

     - the intent to market and distribute certain of our products internationally;

     - the intent to manufacture certain products in our own facilities which are currently manufactured for us by third parties;

     - the intent, belief or current expectations of King's directors or officers with respect to its future operating performance;

     - expectations regarding sales growth, gross margins, manufacturing productivity, capital expenditures and effective tax rates;

     - expectations or beliefs regarding regulatory matters or conditions; and

     - expectations regarding King's financial condition and liquidity as well as future cash flows and earnings.

                           KING PHARMACEUTICALS, INC.

     King is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products. Through a national sales force of over 290 representatives, we market our branded pharmaceutical products to general/family practitioners and internal medicine physicians and hospitals across the country. Our business strategy is to acquire established branded pharmaceutical products and to increase their sales by focused marketing and promotion and through product life cycle management. In pursuing acquisitions, we seek to capitalize on opportunities in the pharmaceutical industry created by cost containment initiatives and consolidation among large, global pharmaceutical companies. We also create value by developing product line extensions for our branded pharmaceutical products such as new formulations, dosages or new indications. These product line extensions are profitable for us because they may have market exclusivity or sales levels that do not attract significant competition. In addition to branded pharmaceuticals, we also provide contract manufacturing for a number of the world's leading pharmaceutical and biotechnology companies, including Amgen, Inc., Warner-Lambert Company, Mallinckrodt Chemical Inc., Genetics Institute and Hoffman-LaRoche, Inc.

     We are a Tennessee corporation. Our executive offices are located at 501 Fifth Street, Bristol, Tennessee 37620, and our telephone number is
(423) 989-8000.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     Our consolidated ratios of earnings to fixed charges for each of the years ended December 31, 1997, 1998 and 1999 are as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              1997      1998      1999
                                                              -----     -----     -----
Ratios of earnings to fixed charges(a)......................   3.6x      4.8x      2.3x

-------------------------

(a) For purposes of computing this consolidated ratio, earnings consist of income before:

     - income taxes and

     - fixed charges excluding capitalized interest.

     Fixed charges consist of:

     - all interest expense;

     - the portion of net rental expense which is deemed representative of the interest factor;

     - the amortization expense of debt issuance costs; and

     - capitalized interest.

                                USE OF PROCEEDS

     Unless otherwise indicated in the accompanying prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, including the reduction of debt and the financing of future acquisitions. We may temporarily invest funds that we do not immediately need for these purposes in short-term marketable securities.

                                LEGAL OWNERSHIP

"STREET NAME" AND OTHER INDIRECT HOLDERS

     Investors who hold securities in accounts at banks or brokers will generally not be recognized by us as legal holders of securities. When we refer to the "holders" of securities, we mean only the actual legal holders of the securities. Holding securities in accounts at banks or brokers is called holding in "street name." If you hold securities in "street name," we will recognize only the bank or broker, or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the securities, either because they agree to do so in their customer agreements or because they are legally required to. If you hold securities in "street name," you should check with your own institution to find out:

     - How it handles securities payments and notices.

     - Whether it imposes fees or charges.

     - How it would handle voting if ever required.

     - Whether and how you can instruct it to send you securities registered in your own name so you can be a direct holder as described below.

     - How it would pursue rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests.

DIRECT HOLDERS

     Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of securities. As noted above, we do not have obligations to you if you hold in "street name" or other indirect means, either because you choose to hold securities in that manner or because the securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a "street name" customer but does not do so.

GLOBAL SECURITIES

     A global security is a special type of indirectly held security, as described above under "'Street name' and other indirect holders." If we choose to issue securities in the form of global securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the "depositary." Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of securities will be issued only in the form of global securities.

     SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES. As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead deal only with the depositary that holds the global security.

     You should be aware that if securities are issued only in the form of global securities:

     - You cannot get securities registered in your own name.

     - You cannot receive physical certificates for your interest in the securities.

     - You will be a "street name" holder and must look to your own bank or broker for payments on the securities and protection of your legal rights relating to the securities. See "Street name' and other indirect holders" on page 4.

     - You may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

     - The depositary's policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security.

     We and the trustee also do not supervise the depositary in any way.

     Payment for purchases and sales in the market for corporate bonds and notes is generally made in next-day funds. In contrast, the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds. This difference could have some effect on how global security interests trade, but we do not know what that effect will be.

     SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED. In a few special situations described later, the global security will terminate and interests in it will be exchanged for physical certificates representing securities. After that exchange, the choice of whether to hold securities directly or in "street name" will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. The rights of "street name" investors and direct holders in the securities have been previously described in the subsections entitled "'Street name' and other indirect holders" on page 4 and "Direct holders" on page 4.

     The special situations for termination of a global security are:

     - When the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary.

     - When an Event of Default on the securities has occurred and has not been cured. Defaults are discussed later under "Default and related matters" on page 14.

     The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary (and not we or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

     IN THE REMAINDER OF THIS DESCRIPTION "YOU" MEANS DIRECT HOLDERS AND NOT "STREET NAME" OR OTHER INDIRECT HOLDERS OF SECURITIES. INDIRECT HOLDERS SHOULD READ THE PREVIOUS SUBSECTION ON PAGE 4 ENTITLED "'STREET NAME' AND OTHER INDIRECT HOLDERS."

                  DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

     As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called the
"indenture." The indenture is a contract between us and                , which
acts as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later on page 14 under "Remedies if an event of default occurs."

     Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

     The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the debt securities are governed by New York law. A copy of the indenture has been filed with the SEC as part of our Registration Statement. See "Where You Can Find More Information" on page 1 on how to obtain a copy.

     We may issue as many distinct series of debt securities under the indenture as we wish. This section summarizes all the material terms of the debt securities that are common to all series unless otherwise indicated in the prospectus supplement relating to a particular series.

     Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of various terms used in the indenture. For example, in this section we describe the meaning for only the more important terms that have been given special meaning in the indenture. We also include references in parentheses to applicable sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in the prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement.

     We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. A prospectus supplement relating to original issue discount securities will describe federal income tax consequences and other special considerations applicable to them. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in a prospectus supplement relating to any of these types of debt securities. A prospectus supplement relating to indexed debt securities or foreign currency debt securities will also describe any additional tax consequences or other special considerations applicable to these types of debt securities.

     In addition, the material specific financial, legal and other terms particular to debt securities of each series are described in the prospectus supplement relating to the debt securities of that series. The prospectus supplement relating to debt securities of the series will describe the following terms of the debt securities:

     - the title of the debt securities of the series;

     - any limit on the total principal amount of the debt securities of the series (including any provision for the future offering of additional debt securities of the series beyond any such limit);

     - the date or dates on which the debt securities of the series will mature;

     - any annual rate or rates, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, and the date or dates from which any interest will accrue;

     - the date or dates on which any interest on the debt securities of the series will be payable and the regular record date or dates we will use to determine who is entitled to receive each interest payment;

     - the place or places where the principal and any premium and interest will be payable;

     - any period or periods within which and the price or prices at which we will have the option to redeem the debt securities of the series, and the other detailed terms and provisions of any optional redemption right;

     - any obligation we will have to redeem the debt securities of the series under a sinking fund or analogous provision or to redeem your debt securities at your option and the period or periods during which, the price or prices at which and the other specific terms under which we would be obligated to redeem the debt securities of the series under any obligation of this kind;

     - if other than integral multiples of $1,000, the denominations in which we will issue the debt securities of the series;

     - if other than U.S. dollars, the currency of payment of the principal and any premium and interest on the debt securities of the series;

     - any index or other special method we will use to determine the amount of principal or any premium or interest we will pay on the debt securities of the series;

     - if we or you have a right to choose the currency or currency units in which payments on any of the debt securities of the series will be made, the currencies or currency units that we or you may elect, when the election may be made and the other specific terms of the right to make an election of this kind;

     - if other than the principal amount, the portion of the principal amount of the debt securities of the series which will be payable upon the declaration of acceleration of the maturity of the debt securities of the series;

     - the applicability of the provisions described on page 13 under "Defeasance;"

     - if we will issue the debt securities of the series only in the form of global securities as described above under "Global securities" on page 4, the name of the depository for the debt securities of the series and the circumstances under which the global securities may be terminated and separate debt securities may be registered in the names of persons other than the depositary or its nominee if other than those circumstances described on page 5 under "Special situations when a global security will be terminated"; and

     - any other special terms of the debt securities of the series that are not inconsistent with the provisions of the indenture.

     The prospectus supplement relating to the debt securities of the series will be attached to the front of this prospectus.

     We may issue debt securities other than the debt securities described in this prospectus. There is no requirement that any other debt securities that we issue be issued under the indenture. Thus, any other debt securities that we issue may be issued under other indentures or documentation. This documentation may contain provisions different from those included in the indenture or applicable to one or more issues of the debt securities described in this prospectus.

OVERVIEW OF THE REMAINDER OF THIS DESCRIPTION

     The remainder of this description summarizes:

     - ADDITIONAL MECHANICS relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments;

     - your rights under several SPECIAL SITUATIONS, such as if we merge with another company or, if we want to change a term of the debt securities;

     - promises we make to you about how we will run our business, or business actions we promise not to take (known as "RESTRICTIVE COVENANTS"); and

     - your rights if we DEFAULT or experience other financial difficulties.

ADDITIONAL MECHANICS

     FORM, EXCHANGE AND TRANSFER.  The debt securities will be issued:

     - only in fully registered form;

     - without interest coupons; and

     - in denominations that are even multiples of $1,000 unless otherwise specified in a prospectus supplement.

     You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an "exchange."

     You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the "security registrar." The security registrar will also perform transfers.

     You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

     If we have designated additional transfer agents, they are named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

     If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed.

     PAYMENT AND PAYING AGENTS. We will pay interest to you if you are a direct holder listed in the trustee's records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the "regular record date" and is stated in the prospectus supplement. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the debt securities to allocate interest fairly between buyer and seller. This allocated interest amount is called "accrued interest."

     We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in New York City. That
office is currently located at                , New York, New York. You must
make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

     We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee's corporate trust office. These offices are called "paying agents." We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities.

     NOTICES. We and the trustee will send notices regarding the debt securities only to direct holders, using their addresses as listed in the trustee's records.

     Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else.

SPECIAL SITUATIONS

     MERGERS AND SIMILAR EVENTS. We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell substantially all of our assets to another firm, or to buy substantially all of the assets of another firm. However, we may not take any of these actions unless all the following conditions are met:

     - Where we merge out of existence or sell our assets, the other company or firm must agree to be legally responsible for the debt securities.

     - The merger, sale of assets or other transaction must not cause a default on the debt securities, and we must not already be in default (unless the merger or other transaction would cure the default). For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described later on page 14 under "Events of default" A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

     - It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. We have promised to limit these preferential rights on our property, called "liens", as discussed later on page 11 under "Restrictive covenants -- Restrictions on liens." If a merger or other transaction would create any liens on our property, we must comply with that restrictive covenant. We would do this either by deciding that the liens were permitted, or by following the requirements of the restrictive covenant to grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities.

     - We must deliver certain certificates and other documents to the trustee.

     - We must satisfy any other requirements specified in the prospectus supplement.

     MODIFICATION AND WAIVER. There are three types of changes we can make to the indenture and the debt securities.

     1. Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

     - change the stated maturity of the principal or interest on a debt security;

     - reduce any amounts due on a debt security;

     - reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default,

     - change the place or currency of payment on a debt security;

     - impair your right to sue for payment;

     - reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture,

     - reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults, and

     - modify any other aspect of the provisions dealing with modification and waiver of the indenture.

     2. Changes Requiring a Majority Vote. The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. The same vote would be required for us to obtain a waiver of all or part of the restrictive covenants described under "Restrictive covenants" on page 11, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described previously on page 10 under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

     3. Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities in any material way.

     FURTHER DETAILS CONCERNING VOTING. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a security:

     - For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

     - For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that security described in the prospectus supplement.

     - For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

     Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later on page 13 under "Full defeasance."

     We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or a shorter period that we may specify (or as the trustee may specify, if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

RESTRICTIVE COVENANTS

     RESTRICTIONS ON LIENS. Some of our property may be subject to a mortgage or other legal mechanism that gives our lenders preferential rights in that property over other lenders (including you and the other direct holders of the debt securities) or over our general creditors if we fail to pay them back. These preferential rights are called "liens." We promise that we will not become obligated on any new debt that is secured by a lien on any of our principal manufacturing properties, or on any shares of stock or debt of any of our principal subsidiaries, unless we grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities.

     We do not need to comply with this restriction if the amount of all debt that would be secured by liens on principal manufacturing properties (including the new debt, the debt securities which we would so secure as described in the previous sentence, and all "attributable debt," as described under "Restriction on sales and leasebacks" below, that results from a sale and leaseback transaction involving principal manufacturing properties) is less than 10% of our consolidated net tangible assets.

     This restriction on liens does not apply to debt secured by certain types of liens, and we can disregard this debt when we calculate the limits imposed by this restriction. These types of liens include:

     - liens on the property of any of our principal subsidiaries, or on their shares of stock or debt, if those liens existed at the time the corporation became our principal subsidiary;

     - liens in favor of us or our principal subsidiaries;

     - liens in favor of U.S. Governmental bodies that we granted in order to assure our payments to such bodies that we owe by law or because of a contract we entered into;

     - liens on property that existed at the time we acquired the property (including property we may acquire through a merger or similar transaction) or that we granted in order to purchase the property (sometimes called "purchase money mortgages"); and

     - liens on the buildings or property of our facilities in Bristol, Tennessee and Rochester, Michigan.

     We can also disregard debt secured by liens that extend, renew or replace any of these types of liens.

     We and our subsidiaries are permitted to have as much unsecured debt as we may choose.

     RESTRICTIONS ON SALES AND LEASEBACKS. We promise that neither we nor any of our principal subsidiaries will enter into any sale and leaseback transaction involving a principal manufacturing property, unless we comply with this restrictive covenant. A "sale and leaseback transaction" generally is an arrangement between us or a principal subsidiary and a bank, insurance company or other lender or investor where we or the principal subsidiary lease a property which was or will be sold by us or the principal subsidiary to that lender or investor more than 120 days after the completion of construction of the property and the beginning of its full operation.

     We can comply with this restrictive covenant in either of two different ways. First, we will be in compliance if we or our principal subsidiary could grant a lien on the principal manufacturing property in an amount equal to the attributable debt for the sale and leaseback transaction without being required to grant an equivalent or higher-ranking lien to you and the other direct holders of the debt securities under the restrictions on liens covenant described above on page 11. Second, we can comply if we retire an amount of funded debt, within 120 days of the transaction, equal to at least the net proceeds of the sale of the principal manufacturing property that we lease in the transaction or the fair value of that property (subject to credits for certain voluntary retirements of debt securities and funded debt we may make), whichever is greater.

     This restriction on sale and leasebacks does not apply to any sale and leaseback transaction that is between us and one of our principal subsidiaries or between principal subsidiaries, or that involves a lease for a period of three years or less.

     CERTAIN DEFINITIONS RELATING TO OUR RESTRICTIVE COVENANTS. Following are the meanings of the terms that are important in understanding the restrictive covenants previously described.

     - "attributable debt" means, in connection with any sale or leaseback transaction, the lesser of (i) the fair value of the property subject to the sale and leaseback transaction (as determined by our board of directors) and (ii) the total net amount of rent (discounted at a rate per annum equal to a composite rate of interest on all outstanding debt securities) that is required to be paid during the remaining term of the lease on this property.

     - "consolidated net tangible assets" is the total amount of assets (less reserves and certain other permitted deductible items), after subtracting all current liabilities and all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and similar intangible assets, as such amounts appear on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

     - "funded debt" means all debt for borrowed money that either has a maturity of 12 months or more from the date on which the calculation of funded debt is made or has a maturity of less than 12 months from that date but is by its terms renewable or extendible beyond 12 months from that date at the option of the borrower.

     - A "principal manufacturing property" is any building or other structure or facility, and the land on which it sits and its associated fixtures, that we or our principal subsidiaries use primarily for manufacturing or processing, other than a building, structure or other facility that our board of directors has determined is not of material importance to the total business that we and our principal subsidiaries conduct.

     - A "principal subsidiary" means any of Monarch Pharmaceuticals, Inc., Parkedale Pharmaceuticals, Inc., or King Pharmaceuticals of Nevada, Inc.

DEFEASANCE

     The following discussion of full defeasance and covenant defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement.

     FULL DEFEASANCE. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities (called "full defeasance") if we put in place the following other arrangements for you to be repaid:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. (Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.)

     - We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

     If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

     COVENANT DEFEASANCE. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we must do the following:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - We must deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

     If we accomplish covenant defeasance, the following provisions of the indenture and the debt securities would no longer apply:

     - Our promises regarding conduct of our business previously described under "Restrictive covenants" on page 11, and any other covenants applicable to the series of debt securities and described in the prospectus supplement.

     - The condition regarding the treatment of liens when we merge or engage in similar transactions, as previously described on page 9 under "Mergers and similar events."

     - The events of default relating to breach of covenants and acceleration of the maturity of other debt, described later under "Default and related matters".

     If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred (such as our bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

DEFAULT AND RELATED MATTERS

     RANKING. The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The debt securities are not subordinated to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness.

     EVENTS OF DEFAULT. You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

     The term "event of default" means any of the following:

     - We do not pay the principal or any premium on a debt security on its due date.

     - We do not pay interest on a debt security within 30 days of its due date.

     - We do not deposit any sinking fund payment on its due date.

     - We remain in breach of a restrictive covenant described beginning on page 11 or any other term of the indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 10% of the principal amount of debt securities of the affected series.

     - We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

     - Any other event of default described in the prospectus supplement occurs.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture.

     REMEDIES IF AN EVENT OF DEFAULT OCCURS. If an event of default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of the affected series.

     Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee satisfactory protection from expenses and liability. This protection is called an "indemnity."

     If satisfactory indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture.

     Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

     - You must give the trustee written notice that an event of default has occurred and remains uncured.

     - The holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

     - The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

     - The holders of a majority in principal amount of all outstanding debt securities of the relevant series must not have given the trustee a direction that is inconsistent with the above notice.

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

     We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

                             REGARDING THE TRUSTEE

     The Bank of New York currently acts as trustee under the indenture for our $150 million 10 3/4% Senior Subordinated Notes due 2009.

                   DESCRIPTION OF DEBT WARRANTS WE MAY OFFER

     We may issue warrants for the purchase of debt securities. Debt warrants may be issued separately or together with debt securities.

     The debt warrants are to be issued under debt warrant agreements to be entered into between King Pharmaceuticals, Inc. and one or more banks or trust companies, as debt warrant agent, all as will be set forth in the prospectus supplement relating to the debt warrants being offered by the prospectus supplement. A form of debt warrant agreement, including a form of debt warrant certificate representing the debt warrants, reflecting the alternative provisions that may be included in the debt warrant agreements to be entered into with respect to particular offerings of debt warrants, is included as an exhibit to the registration statement. See "Where You Can Find More Information" on page 1 for information on how to obtain a copy of the form of debt warrant agreement.

     The following description of the debt warrant agreements and the debt warrant certificates and summaries of some provisions of the debt warrant agreements and the debt warrant certificates do not describe every aspect of the debt warrants and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable debt warrant agreements and the debt warrant certificates, including definitions of terms used in the debt warrant agreements and not otherwise defined in this prospectus. For example, in this section we use some terms that have been given special meaning in the debt warrant agreements. We also include references in parentheses to some sections of the debt warrant agreements. Whenever we refer to particular sections or defined terms of the debt warrant agreement in this prospectus, those sections or defined terms are incorporated by reference here or in the relevant prospectus supplement.

TERMS OF THE DEBT WARRANTS ARE TO BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT

     The particular terms of each issue of debt warrants, the debt warrant agreement relating to the debt warrants and the debt warrant certificates representing debt warrants will be described in the applicable prospectus supplement. This description will include:

     - the initial offering price;

     - the currency or currency unit in which the price for the debt warrants is payable;

     - the title, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

     - the title and terms of any related debt securities with which the debt warrants are issued and the number of the debt warrants issued with each debt security;

     - the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

     - the date on which the right to exercise the debt warrants will commence and the date on which this right will expire;

     - the identity of the debt warrant agent;

     - if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to debt warrants; and

     - any other terms of the debt warrants.

     Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations and, if in registered form, may be presented for registration of transfer, and debt warrants may be exercised, at the corporate trust office of the debt warrant agent or any other office indicated in the related prospectus supplement. Before the exercise of debt warrants, holders of debt warrants will not be entitled to payments of principal, premium, if any, or interest, if any, on the debt securities purchasable upon exercise of the debt warrants, or to enforce any of the covenants in the indenture.

EXERCISE OF DEBT WARRANTS

     Unless otherwise provided in the related prospectus supplement, each debt warrant will entitle the holder of debt warrants to purchase for cash the principal amount of debt securities at the exercise price that will in each case be set forth in, or be determinable as set forth in, the related prospectus supplement. Debt warrants may be exercised at any time up to the close of business on the expiration date specified in the prospectus supplement relating to the debt warrants. After the close of business on the expiration date or any later date to which the expiration date may be extended by King, unexercised debt warrants will become void.

     Debt warrants may be exercised as set forth in the prospectus supplement relating to the debt warrants. Upon receipt of payment and the debt warrant certificate properly completed and duly executed at the corporate trust office of the debt warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities purchasable upon exercise of the debt warrants to the person entitled to them. If fewer than all of the debt warrants represented by the debt warrant certificate are exercised, a new debt warrant certificate will be issued for the remaining amount of debt warrants.

     If you hold your interest in a debt warrant indirectly, you should check with the institution through which you hold your interest in the debt warrant to determine how these provisions will apply to you. See "Legal Ownership" on page 4 for a general description of the procedures and rights applicable to indirect owners of debt warrants.

MODIFICATIONS

     The debt warrant agreement may be amended by King and the debt warrant agent, without the consent of the holder of any debt warrant certificate, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the debt warrant agreement, or making any provisions in regard to matters or questions arising under the debt warrant agreement that we may deem necessary or desirable; provided that the amendment may not adversely affect the interest of the holders of debt warrant certificates in any material respect. We and the debt warrant agent also may modify or amend the debt warrant agreement and the terms of the debt warrants, with the consent of the owners of not less than a majority in number of the then outstanding unexercised debt warrants affected. However, any modification or amendment that increases the exercise price, shortens the period of time during which the debt warrants may be exercised or otherwise materially and adversely affects the exercise rights of the owners of debt warrants or reduces the number of debt warrants the consent of whose owners is required for modification or amendment of the debt warrant agreement or the terms of the debt warrants may be made only with the consent of the owners affected by the modification or amendment.

MERGER, CONSOLIDATION, SALE OR OTHER DISPOSITIONS

     Under the debt warrant agreement, we may, to the extent permitted in the indenture, consolidate with, or sell or convey all or substantially all of our assets to, or merge with or into, any other corporation. If at any time there is a merger, consolidation, sale, transfer, conveyance or other disposition of substantially all of the assets of King, the successor or assuming corporation will succeed to and be substituted for King, with the same effect as if it had been named in the debt warrant agreement and in the debt warrants as King. We will then be relieved of any further obligation under the debt warrant agreement or under the debt warrants.

ENFORCEABILITY OF RIGHTS; GOVERNING LAW

     The debt warrant agent will act solely as an agent of King in connection with the issuance and exercise of debt warrants and will not assume any obligation or relationship of agency or trust for or with any holder of a debt warrant certificate or any owner of a beneficial interest in debt warrants. The holders of debt warrant certificates, without the consent of the debt warrant agent, the trustee, the holder of any debt securities issued upon exercise of debt warrants or the holder of any other debt warrant certificates, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against King suitable to enforce, or otherwise in respect of, their rights to exercise debt warrants evidenced by their debt warrant certificates. Except as may otherwise be provided in the related prospectus supplement, each issue of debt warrants and the applicable debt warrant agreement will be governed by and construed in accordance with the law of the State of New York.

                  DESCRIPTION OF PREFERRED STOCK WE MAY OFFER

     Each series of preferred stock will have specific financial and other terms which will be described in a prospectus supplement. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to the Second Amended and Restated Charter of King of King Pharmaceuticals, Inc.

     Our Charter authorizes the Board of Directors to issue up to 15,000,000 shares of preferred stock, no par value per share, in one or more series. As of December 31, 1999, we had neither designated nor issued shares of preferred stock. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding stock of King without the separate vote of holders of preferred stock as a class.

     Our Board of Directors is authorized to designate, for each series of preferred stock, the following items, among others:

     - the maximum number of shares in the series;

     - the designation of the series;

     - the dividend rate, or basis for determining such rate, if any, on the shares of the series;

     - whether dividends will be cumulative and, if so, from which date or dates;

     - whether the shares of the series will be redeemable and, if so, the dates, prices and other terms and conditions of redemption;

     - whether we will be obligated to purchase or redeem shares of the series pursuant to a sinking fund or otherwise, and the prices, periods and other terms and conditions upon which the shares of the series will be redeemed or purchased;

     - whether the shares of the series will be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the rate or rates of conversion or exchange, the terms of adjustment, if any, and whether the shares of the series will be convertible or exchangeable at our option or the option of holders of preferred shares, or both;

     - whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of those voting rights;

     - the rights of the shares of the series in the event of the voluntary or involuntary liquidation, dissolution or winding up of King; and

     - any other relative rights, powers, preferences, qualifications, limitations or restrictions relating to the shares of the series.

     The shares of preferred stock of any one series will be identical with each other except for the dates from which dividends will cumulate, if at all. The shares of preferred stock will be fully paid and nonassessable.

                              PLAN OF DISTRIBUTION

     We may sell the securities offered by this prospectus through agents, underwriters or dealers, directly or indirectly to one or more purchasers.

     The accompanying prospectus supplement will identify or describe:

     - any underwriters, dealers or agents;

     - their compensation;

     - the net proceeds to King;

     - the purchase price of the securities;

     - the initial public offering price of the securities; and

     - any exchange on which the securities are listed.

     AGENTS. We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment to sell securities on a continuing basis.

     UNDERWRITERS. If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     DIRECT SALES. We may also sell securities directly to one or more purchasers without using underwriters or agents.

     Underwriters, dealers, and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.

                                    VALIDITY

     The validity of the securities offered by this prospectus will be passed upon for King by Baker, Donelson, Bearman & Caldwell, Johnson City, Tennessee, and for any underwriters or agents by counsel named in the prospectus supplement.

                            INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of King as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated in this registration statement by reference to the financial statements in the Annual Report on Form 10-K, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

APRIL 19, 2000

                          (KING PHARMACEUTICALS LOGO)

                           KING PHARMACEUTICALS, INC.

                        4,000,000 SHARES OF COMMON STOCK

               -------------------------------------------------

                             PROSPECTUS SUPPLEMENT
               -------------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE

--------------------------------------------------------------------------------

     We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus supplement and the accompanying prospectus or to make representations as to matters not stated in this prospectus supplement and the accompanying prospectus. You must not rely on unauthorized information. This prospectus supplement and the accompanying prospectus are not offers to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sales made hereunder after the date of this prospectus supplement shall create an implication that the information contained in this prospectus supplement and the accompanying prospectus or the affairs of King have not changed since the date hereof.
--------------------------------------------------------------------------------